UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 12, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 12 May 2020 entitled ‘VODAFONE GROUP PLC ⫶ FY20 PRELIMINARY RESULTS’.

Vodafone Group Plc ⫶ FY20 Preliminary results

12 May 2020

Connecting society, businesses and government delivers Vodafone a good financial performance

•             Supporting society with rapid, comprehensive and coordinated COVID-19 response

•             Good financial performance with growth in revenue, adjusted EBITDA and free cash flow

•             Delivering against our strategic priorities and focusing activity to create value for stakeholders

•             Accelerating digital transformation with new 3-year ambition of over €1 billion net cost savings

•             European TowerCo now operational, on-track for early 2021 monetisation

		FY20	FY19
Financial results (unaudited)	Page	€m	€m	Change (%)
Group revenue	33	44,974	43,666	+3.0
Operating profit / (loss)	33	4,099	(951)	n/m
Loss for the financial year	33	(455)	(7,644)	n/m
Basic loss per share	33	(3.13c )	(29.05c )	n/m
Total dividends per share	47	9.00c	9.00c	n/m

Alternative performance measures[1]
Group service revenue	13	37,871	36,458	+0.8	*
Adjusted EBITDA	13	14,881	13,918	+2.6	*
Adjusted earnings per share	24	5.60c	6.27c	(10.7)
Free cash flow (pre-spectrum)	25	5,700	5,443	+4.7
Free cash flow	25	4,949	4,411	+12.2
Net debt**	25	(42,168)	(27,033)	(56.0)
Net debt to adjusted EBITDA**	27	2.8x	1.9x	n/m
Pre-tax return on capital employed (controlled)	28	6.1%	5.3%	n/m

1.  See page 56 for the location of the reconciliation to the closest equivalent GAAP measure.

•             Group revenue grew by 3.0% to €45.0 billion, supported by improving commercial momentum in Europe

•             Adjusted EBITDA grew by 2.6%* to €14.9 billion, reflecting revenue progression and cost programme success

•             Free cash flow grew by 12.2% to €4.9 billion, supported by disciplined capital management

•             Dividends per share of 9.00 eurocents

•             Resilient business model with expected free cash flow (pre-spectrum) of at least €5 billion in FY21

Nick Read, Group Chief Executive, commented:

“Vodafone has delivered a good financial performance - growing revenue, adjusted EBITDA and free cash flow - whilst building strong commercial momentum through the year and executing at pace on our strategic priorities. We have also continued to invest in our fixed and mobile Gigabit network infrastructure and digital services, to provide faster speeds for our customers, as well as successfully managing the recent surges in demand. The services Vodafone provides are more important than ever and we are committed to playing a key role in society’s recovery to the ‘new normal’.

I am pleased with the rapid, comprehensive and coordinated way we responded to the COVID-19 crisis. I want to give my personal thanks to the entire Vodafone team, who through their dedication, expertise and professionalism, have kept families, friends and communities connected, enabled students to continue their education, helped businesses operate and proactively supported governments to deliver critical services.”

Summary ⫶ Good performance with improved commercial momentum

Basis of preparation

On 31 July 2019, we announced the completion of the acquisition of Liberty Global’s assets in Germany and Central and Eastern Europe (‘CEE’) and the disposal of Vodafone New Zealand. As a result, our FY20 results include Vodafone New Zealand for four months, and the acquired Liberty Global assets for eight months. For the purposes of comparison, all organic figures exclude Vodafone New Zealand and the acquired Liberty Global assets.

On 1 April 2019, a new accounting standard, IFRS 16 ‘Leases’, was adopted for our statutory reporting, without restating prior year figures. As a result, the Group’s statutory results for the year ended 31 March 2020 are on an IFRS 16 basis, whereas the comparative period results for the year ended 31 March 2019 are on the former basis of accounting. Note 1 of the condensed consolidated financial statements explains the impact of the adoption of IFRS 16 on the consolidated financial position as at 1 April 2019.

For FY20, the implementation of IFRS 16 means that a revised definition for adjusted EBITDA has been applied. This restricts period-on-period comparability of certain of the Group’s alternative performance measures.

All amounts in this document marked with an “*” represent organic growth, which presents performance on a comparable basis, both in terms of merger and acquisition activity (notably by excluding the disposal of Vodafone New Zealand and the acquired Liberty Global assets), movements in foreign exchange rates and the impact from the implementation of IFRS 16 ‘Leases’. Organic growth is an alternative performance measure. See “Alternative performance measures” on page 54 for further details and page 56 for the location of the reconciliation to the respective closest equivalent GAAP measure.

Net debt marked with a “**” represents net debt adjusted in FY20 to exclude derivative gains in cash flow hedge reserves, the corresponding losses for which are not recognised on the bonds within net debt and which are significantly increased due to COVID-19 related market conditions.

Financial performance

Group revenue increased by 3.0% to €45.0 billion (FY19: €43.7 billion), reflecting the underlying improvement in commercial performance and the contribution from the acquired Liberty Global assets, which were consolidated from August 2019, partially offset by the disposal of Vodafone New Zealand.

The Group made a loss for the year of €0.5 billion (FY19: €7.6 billion), of which €0.9 billion was attributable to owners of the parent. The loss included profit from operations together with a profit on the disposals of Vodafone New Zealand and Vodafone Malta (€1.2 billion) and a gain on the formation of the INWIT joint venture (€3.4 billion). Vodafone’s share of losses related to Vodafone Idea (€2.5 billion) is principally due to adverse legal judgements by the Supreme Court in India and the Group carrying value of Vodafone Idea has been reduced to €nil. Further, impairments totalling €1.7 billion in Spain, Ireland, Romania and Automotive and mark-to-market losses of €1.1 billion were recognised. As a result, the basic loss per share for the year was €3.13 eurocents.

Group organic service revenue increased by 0.8%* to €37.9 billion (FY19: €36.5 billion), with improved commercial performance across all major markets. Adjusted EBITDA increased by 2.6%* to €14.9 billion (FY19: €13.9 billion). This growth was the result of the success of our cost transformation agenda, alongside improving commercial momentum and organic service revenue growth. This enabled us to deliver a fifth consecutive year of adjusted EBITDA margin expansion, increasing to 33.1% in FY20, from 28.3% in FY15.

Cash flow, funding & capital allocation

Free cash flow (pre-spectrum) increased by 4.7% to €5.7 billion (FY19: €5.4 billion). Organic adjusted EBITDA growth and the adjusted EBITDA contribution from the acquired Liberty Global assets was partially offset by higher cash interest and higher capital additions for the acquired Liberty Global assets. Spectrum payments for the year totalled €0.2 billion (FY19: €0.8 billion) and restructuring and integration costs totalled €0.6 billion (FY19: €0.2 billion). Free cash flow (post-spectrum and restructuring/integration costs) was €4.9 billion (FY19: €4.4 billion).

Net debt as at 31 March 2020 was €42.2 billion** compared to €27.0 billion as at 31 March 2019. This increase in net debt reflects cash outflows and debt of €18.5 billion relating to the acquisition of the Liberty Global assets in Germany and Central and Eastern Europe, spectrum accruals and cash payments of €1.7 billion primarily relating to 5G spectrum purchases in Germany, dividend payments of €2.3 billion, and the completion of the buyback for the mandatory convertible bonds issued in 2016 of €1.1 billion. This was partially offset by proceeds of €4.4 billion primarily relating to the disposals of Vodafone New Zealand, Vodafone Malta and the INWIT combination in Italy.

We aim to maintain our financial leverage within a range of 2.5-3.0x net debt to adjusted EBITDA. At the end of the financial year financial leverage was 2.8x**. Total dividends per share for the year are 9.0 eurocents (FY19: 9.0 eurocents), implying a final dividend per share of 4.5 eurocents, which will be paid on 7 August 2020.

COVID-19 ⫶ Supporting the digital society through critical connectivity

We are committed to doing our utmost to support society during this period of uncertainty and change. As a provider of critical connectivity and communications services enabling our digital society, we announced a five-point plan to help the communities in which we operate in Europe. Our plan is to:

•             maintain network service quality;

•             provide network capacity and services for critical government functions;

•             improve dissemination of information to the public;

•             facilitate working from home and help small and micro businesses within our supply chain; and

•             improve governments’ insights in affected areas.

Teams throughout our markets have worked tirelessly to deliver our five-point plan and to support all the communities in which we operate. So far, the actions we have taken have totalled donations of goods and services of approximately €100 million, reaching 78 million customers. Some of the actions and initiatives include the following:

•             In Italy, we have donated more than 1,200 smartphones and tablets to hospitals, foundations and non-profit organisations to enable patients to remain in touch with relatives.

•             In Spain, we have provided over 30,000 SIM cards with 60GB of data to hospitals and care centres.

•             Vodafone Germany and Corevas have provided EmergencyEye technology to allow doctors to assess COVID-19 symptoms remotely. We are ensuring that the video chat technology always operates swiftly in an emergency.

•             In the UK, we have provided vital connectivity for new hospital facilities in London, Cardiff, Manchester and Glasgow.

•             In Portugal, we have established remote monitoring cameras to allow doctors and nurses to monitor patients in over 100 hospital rooms.

•             In Greece, Vodafone is working to donate equipment and hands-free accessories to healthcare personnel in COVID-19 clinics across the country’s key hospitals.

•             In the Czech Republic and Hungary, we are working with health ministries to provide official COVID-19 information in real-time through additional features on their Life-Saving app.  The app has already reached 1.3 million Czech users and more than 500,000 users in Hungary.

•             Vodafone Romania has installed new mobile sites for temporary hospitals in Bucharest and Constanta.

•             Vodafone Turkey has purchased and donated 10 ventilators to a public hospital and provided public healthcare workers with 150 tablets with 30GB of free data.

•             In South Africa, Vodacom has partnered with Discovery Health to offer easy access to online COVID-19 screening and consultations for all South Africans.

Further information regarding our response to COVID-19 is detailed at vodafone.com/covid19.

Strategic review ⫶ Strong progress against our priorities

At the start of the financial year, we set out four strategic priorities that would guide our actions and ambitions:

1.             deepening customer engagement;

2.             accelerating digital transformation;

3.             improving asset utilisation; and

4.             optimising the portfolio.

We have executed at pace across all four priorities and delivered a significant step-change in progress against our transformation agenda over the course of the year. In light of the current conditions across our markets, we are accelerating in focused areas of our strategic priorities to support societies in their economic recovery and return to a state of economic resilience.

The table and discussion below summarise the progress against our strategic priorities.

Strategic progress summary	FY20	FY19
1. Deepening customer engagement
Europe mobile contract customers[1]	64.4m	63.2m
Europe broadband customers[1]	25.0m	18.8m
Europe on-net Gigabit capable connections[1]	31.9m	21.9m
Europe Consumer converged customers[1]	7.2m	6.6m
Europe mobile contract customer churn[4]	14.6%	15.5%
Africa data users[2]	82.6m	75.6m
M-Pesa transaction volume[2]	12.2bn	11.0bn
Business fixed-line service revenue growth	3.3%	3.8%
IoT SIM connections	102.9m	84.9m

2. Accelerating digital transformation
Europe net opex savings[3]	€0.4bn	€0.4bn
Europe digital channel sales mix	21%	17%
Frequency of customer contacts per year	1.4	1.5
MyVodafone app penetration	65%	62%

3. Improving asset utilisation
Average Europe monthly mobile data usage per customer	5.7GB	3.7GB
European Tower sites (proportionate)	60k	—
Europe on-net NGN broadband penetration[1]	30%	28%

Notes:

1.        Including VodafoneZiggo.

2.        Africa including Safaricom.

3.        Europe and common function operating costs.

4.        Excluding the impact of data only SIM losses in Italy during Q3 and Q4 FY20.

1 ⫶ Deepening customer engagement

Our ambition

Consumer

We aim to deepen the relationship we have with our customers by selling additional products and services, particularly fixed and converged products in Europe and mobile data and financial services in Africa. This will drive revenue growth and improve customer loyalty.

Business

Our strategy in the Business segment is to drive growth and deepen engagement with our existing mobile customers by cross-selling additional total communications products including next generation (“NGN”) fixed, IoT and cloud services.

Our progress

Consumer

We have made strong progress on our strategy and delivered a more consistent commercial performance across both Europe and Africa this year. This has driven six consecutive quarters of improved customer loyalty, with mobile contract churn in Europe down 1.0 percentage point year-on-year. Based on Consumer net promoter scores, at the end of the period the Group was a leader or co-leader in 12 out of 18 markets. We also maintained our good momentum in mobile and NGN net additions.

We are the largest mobile and fixed operator in Europe, supported by:

•             Our NGN fixed-line network which is the largest in Europe and covers 136 million households. This provides us with a significant opportunity to capture market share gains and increase average revenue as customers move from legacy Digital Subscriber Line (“DSL”) to Gigabit capable technologies. By FY23, we will be able to deliver Gigabit speeds to approximately 50 million homes across Europe on our own network.

•             Driving convergence across our customer base. We believe there is a strong opportunity to increase the number of customers who subscribe to converged or multi-product services. This also helps improve customer loyalty.

•             Our subscription-based television distribution business in Europe, which now has over 22 million active customer subscriptions.

During the year we launched a number of specific commercial initiatives, these included:

•             Launching new speed-tiered unlimited mobile data plans across 6 markets, meeting customers’ demand for ‘worry-free’ data usage and creating opportunities for revenue growth. Our unlimited data customer base totalled 4 million consumer SIMs by the end of FY20. We also launched 5G services in 97 cities across 8 European markets.

•             In Germany, following the acquisition of Unitymedia, we are the leading provider of Gigabit services with a significant speed advantage over the incumbent operator. The percentage of homes passed on our network that subscribe to our NGN broadband service was 33% in FY20, reflecting the significant opportunity we still have to increase our market share and upsell customers to higher speed packages. In Q4, we launched a new “GigaCable Max” campaign as part of the re-branding of Unitymedia to Vodafone which highlighted our network advantage. This campaign has been highly successful and helped drive record cable net additions of more than 250,000 in H2.

•             In the UK, we began a new campaign, the “Great British Broadband Switch”, to coincide with new regulation relating to out-of-contract broadband customer notifications. This campaign contributed to a record number of new Consumer fixed customers added in the fourth quarter. Fixed-line broadband connections now total 751,000.

In Africa, demand for mobile data remains significant given the lack of fixed line infrastructure. There is also a substantial opportunity to grow M-Pesa (our mobile payments platform) and expand it into new financial and digital services.

During the year, we saw continued growth in the demand for mobile data. Monthly average data usage increased to 2.0GB (FY19: 1.4GB) and the total number of data users grew by 7.0 million to 82.6 million.

Business

Vodafone Business has increased its pace of strategic execution following the appointment, in September 2019, of Vinod Kumar to lead our cross-geography activities. Business customers, ranging from entrepreneurial sole traders through to large global organisations, contribute 28% to our total service revenue.

•             We continue to see a significant opportunity to win market share in the evolving wide area networking (“WAN”) market. With businesses more reliant on remote working and multi-site operations than ever before, we are seeing larger enterprise customers investing in more reliable software defined networking (“SDN”) and moving away from legacy solutions which are both less reliable and more expensive to maintain.

•             Our leading global Internet of Things (“IoT”) platform continues to resonate with Business customers and we added 19.5 million new SIM connections during the year. Our IoT connections support a range of industries including car manufacturers, logistics, energy and healthcare.

•             In December, we were the first telecommunications operator in Europe to announce an agreement with Amazon Web Services (“AWS”) to support ultra-low latency mobile edge computing services by deploying AWS Wavelength solutions at the edge of Vodafone’s 5G networks, as part of our multi-cloud strategy. With low latency, the new services will help support artificial intelligence, augmented and virtual reality, video analytics, autonomous vehicles, robotics and drone control, and will generate incremental revenues for the Group.

•             Our Business customer activities continue to gain traction in South Africa, with revenue from Business customers now contributing 20% of total service revenue.

2 ⫶ Accelerating digital transformation

Our ambition

We have a clear ambition to strengthen our differentiation and lead the industry in capturing the benefits of digital. As a result, we are systematically transforming our operating model by being ‘Digital First’ — delivering a fundamentally improved customer experience whilst also structurally lowering our cost base. We shared our ambitions at an investor event in September 2019, where we discussed three primary areas of focus: digital customer management, digital technology management and digital operations.

Our progress

In FY19, we began our multi-year programme to generate at least €1.2 billion of net savings from operating expenses in Europe and Group common functions. At the end of the financial year we had successfully achieved €0.8 billion of our original target and we remain on track to achieve the remaining €0.4 billion in the financial year ahead. Highlights of activity in the financial year include the following:

•             We have also increased the use of technology to communicate with existing customers. We are migrating from less efficient manual models and call centres, to ‘always-on’ digital marketing. At the end of the financial year, 11 of our 13 European markets were using these new systems.

•             Assisting our customers with routine queries is a central part of our operations. In FY19, we conducted over 42 million assisted conversations through our contact centres every month. This incurred an annual cost of over €1.2 billion. Through a targeted programme of technology deployment, including our Artificial Intelligence (“AI”) assistant ‘TOBi’, we reduced the number of customer calls by 20% over the last two years.

•             In FY19, we had almost 7,700 retail stores across the Group, which drove €800 million of annual operating expenses. We still see a central role for retail stores in our future channel mix, but we are evolving to a more integrated and holistic approach to channel management. By the end of the financial year we had reduced our store footprint by 7%.

•             Across the Group, we have over 20,000 team members within our shared services, under the banner ‘_VOIS’. This is a digital operations centre of excellence. Over the last two years, we have created 3,500 FTE role efficiencies through robotics, artificial intelligence and process optimisation.

Our teams have continued to identify further cost saving and efficiency opportunities in addition to this initial target in a number of areas. As a result, we are extending our cost transformation programme. We are now targeting to deliver at least €1 billion of net operating expense savings during FY21-23, in addition to the €0.8 billion delivered in FY19-20.

Moreover, we expect to deliver a net reduction in commissions paid to distribution channels. Every year, we spend approximately €2.5 billion in commissions to third parties. As we move our sales towards digital direct channels we expect these costs to reduce over time and contribute to our margin expansion.

3 ⫶ Improving asset utilisation

Our ambition

We aim to improve the utilisation of all of the Group’s assets as part of our focus on improving the Group’s return on capital.

Our progress

We employ significant capital resources across both our fixed line and mobile communications infrastructure. The quality of our network is of paramount importance in delivering an overall compelling experience for our customers. Over the past year we have explored a number of routes to improve both the capacity and coverage of our networks, whilst also improving the utilisation of these valuable assets. These initiatives include:

•             ‘Passive’ sharing: reciprocal access with other communications providers to the physical mobile sites (i.e. towers and rooftops) to install radio equipment;

•             ‘Deep passive’ infrastructure sharing: as above, but also including reciprocal access with other communications providers to the high-speed fixed infrastructure connecting mobile sites;

•             ‘Active’ infrastructure sharing: reciprocal access with other communications providers to both the physical mobile sites and radio equipment, outside of major urban areas; and

•             Asset ‘monetisation’: monetising our infrastructure assets, highlighting the valuation gaps between infrastructure assets and listed telecommunications providers.

During the year, we made strong progress in each of these areas, with the following highlights:

•             We have now secured a range of network sharing partnerships across Europe including: Deutsche Telekom in Germany, Telecom Italia in Italy, Orange in Spain and Romania, Telefonica in the UK and Wind in Greece. These network sharing agreements support improved mobile coverage in rural areas, reduce our environmental impact, increase the pace of 5G network deployment and generate significant cost savings.

•             In March 2020, we completed the merger of our passive tower infrastructure in Italy with INWIT. This merger has created Italy’s leading tower company with over 22,000 towers. Vodafone received €2.1 billion in cash and a 37.5% shareholding in the combined entity. In April 2020, we received special dividends of €0.2 billion following the INWIT recapitalisation and subsequently sold down 4.3% of our shareholding realising a further €0.4 billion of proceeds. Our current shareholding in INWIT is 33.2% and we intend to retain joint control alongside Telecom Italia.

•             In July 2019, we announced our intention to separate our European tower infrastructure and to explore a variety of monetisation alternatives. We have now completed the operational separation, with the full management team in place. We are preparing for a potential IPO in early calendar 2021, and we are targeting to provide financial information at our interim results in November 2020.

•             We have made a fast start on integrating the recently acquired Liberty Global assets in Germany and CEE and remain confident that we will deliver the €535 million of targeted annual cost and capex savings by the fifth full year post-completion. We have launched convergent offers in all four markets, and are encouraged by the uptake.

4 ⫶ Optimising the portfolio

Our ambition

Our aim has been to actively manage our portfolio in order to strengthen our market positions, simplify the Group and reduce our financial leverage.

Our progress

Over the last two years, we have executed a significant amount of portfolio activity, in order to reposition the Group as a converged communications technology provider across our two scaled geographic platforms in Europe and Africa. The optimisation of our portfolio is now substantially complete. The table below summarises our activity.

Country	Actions taken
Acquisitions
Germany & CEE	Acquisition and integration of Liberty Global’s assets for €18.5 billion in July 2019
Greece	Acquisition of CYTA Telecommunications Hellas for €118 million in July 2018
Albania	Acquisition of AbCom for an undisclosed amount in March 2020
Disposals
New Zealand	Sale of 100% holding to Infratil and Brookfield for €2.0 billion in July 2019
Malta	Sale of 100% holding to Monaco Telecom for €242 million in March 2020
Qatar	Sale of 51% holding to Qatar Foundation for €301 million in March 2018
Egypt	MoU signed with Saudi Telecom in January 2020 to pursue sale of 55% holding for €2.2 billion
Mergers
Italy	Merger of Vodafone Italy’s towers into INWIT for €2.35 billion and 37.5% holding in INWIT in March 2020
India	Merger of Vodafone India and Idea Cellular in July 2018
India	Agreement on proposed merger of Indus Towers with Bharti Infratel in April 2018
Australia	Merger of our existing Vodafone Hutchison joint-venture with TPG Telecom approved in March 2020
Africa	Consolidated our holdings in Safaricom and M-Pesa to be primarily held through Vodacom in April 2020

The year ahead ⫶ Heightened focus on key priorities to support recovery

In light of the evolving economic environment, we have reviewed our strategic plans to identify areas of opportunity to accelerate further. We have delivered at pace in the year, but there are areas in which we can heighten the prioritisation of our plans to support the broader economic recovery in our markets and exit in an even stronger position.

We will continue to ensure the quality, speed and reliability of our networks, whilst simplifying our offers and enhancing our CRM systems to support a faster migration to digital channels. Meanwhile, given the economic backdrop, our transformation programme to radically reduce our cost base through targeted deployment of technology remains an essential lever to support our relative financial resilience.

In order to deliver the increasing speed, coverage and capacity our customers need, whilst improving the economic return for our shareholders, we will leverage the network sharing arrangements we have put in place across our markets. Whilst we have executed a significant number of important strategic transactions over the last 18 months, we are working at pace to complete the full legal separation of our European Towers, to facilitate execution of monetisation options in the early part of calendar year 2021. Further information regarding our financial outlook is contained on page 12.

Our purpose ⫶ We connect for a better future

We work hard to build a digital future that works for everyone. It is our ambition to improve one billion lives and halve our environmental impact by 2025. We are driving progress towards the delivery of our 2025 targets across three pillars: Digital Society; Inclusion for All; and Planet. We also remain dedicated to ensuring that Vodafone operates responsibly and ethically. This year marks the beginning of a ‘decade of delivery’ to achieve the UN Sustainable Development Goals (SDGs). The SDGs provide a clear roadmap to contribute towards creating a better future. We are committed to playing our role through leveraging the power of our technology, networks and services.

Digital Society

We believe in a connected digital society, connecting people, communities and things to the internet like never before with super-fast data speeds. With our high-speed networks people will access an ever-growing range of services in real-time and businesses can develop new products and services to meet the needs of future generations. IoT will create more efficient, safer and smarter products and services; and mobile financial services will reduce poverty and enable access to essential services like healthcare and education. Our targets and FY20 progress for Digital Society include:

2025 Target
Gigabit network	Connecting over 250 million people to our next generation networks
IoT solutions	Connecting over 150 million vehicles to IoT
Mobile money	Connecting over 50 million people to mobile money services

Inclusion for All

We believe that the opportunities and promise of a better digital future should be accessible to all with no one left behind. Our technology can help people contribute equally and fully in a digital society. Our targets and FY20 progress for Inclusion for All include:

2025 Target
Connecting women	Connecting an additional 20 million women in Africa[1] and Turkey to mobile
Supporting young people	Supporting 10 million young people to access digital skills, learning and employment opportunities by 2022
Vodafone Foundation	Improving the lives of 400 million people through our foundation

Note:

1.         Excludes Egypt.

Planet

We believe that urgent and sustained action is required to address climate change, and business success should not come at a cost to the environment. Our focus on energy efficiency, renewable energy supply and network waste will help us to mitigate the impact of our business growth and our customers’ increasing demand for data. One of our most important contributions is through using our technologies and services to enable our customers to reduce greenhouse gas emissions. In July 2019, we committed to setting a Science Based Target to limit global temperature rise to below 1.5°C and reaching net-zero emissions no later than 2050. Our targets and FY20 progress for Planet include:

2025 Target
Greenhouse gas reduction	Reducing our greenhouse gas emissions by 50% against our 2017 baseline
Renewable energy	Purchasing 100% of our electricity from renewable sources
Recycling	Reusing, reselling, or recycling 100% of our redundant network equipment

Outlook ⫶ Operating model delivering relative resilience

Performance against FY20 guidance

In May 2019, we set out our guidance for FY20. Our guidance was subsequently updated in November 2019, reflecting the acquisition of Liberty Global’s assets in Germany and CEE and the sale of Vodafone New Zealand. The table below compares the guidance given and our actual performance.

	Original guidance	Updated guidance	FY20 outcome
Adjusted EBITDA	€13.8-14.2 billion	€14.8-15.0 billion	€14.9 billion
Capital expenditure to total revenue ratio	‘mid-teens’	~17%	16.5%
Financial leverage	~3.0x	~3.0x	2.8x**
Free cash flow (pre-spectrum)	>€5.4 billion	~€5.4 billion	€5.7 billion

Outlook for FY21

The economic impact of the COVID-19 pandemic in our markets, whilst uncertain, is likely to be significant. Whilst our business model is more resilient than many others, we are not immune to the challenges. We are experiencing a direct impact on our roaming revenues from lower international travel and we also expect economic pressures to impact our customer revenues over time. However, we are also seeing significant increases in data volumes and further improvements in loyalty, as our customers place greater value on the quality, speed and reliability of our networks. Given the uncertainties and impacts we are not able to provide Adjusted EBITDA guidance for FY21 and guidance will be limited to free cash flow (pre-spectrum). However, based on the current prevailing assessments of the global macroeconomic outlook, Adjusted EBITDA for FY21 may be flat to slightly down, compared to a rebased FY20 baseline of €14.5 billion.

FY21 Guidance

We are confident on the relative resilience of our free cash flow generation, supported by our strong focus on cost and capex discipline. As a result, we expect free cash flow (pre-spectrum) in FY21 to be at least €5 billion.

Financial modelling considerations & assumptions

The guidance above reflects the following:

•             The deconsolidation of Vodafone Italy Towers following its merger with INWIT (completed in March 2020)

•             The sale of Vodafone Malta (completed in March 2020)

•             Vodafone Egypt will remain in guidance until its sale to Saudi Telecom Company (“stc”) is complete (currently planned to occur in FY21)

•             No significant change in the Group’s effective cash interest rate or cash tax rate is assumed

•             Foreign exchange rates used when setting guidance were as follows:

-                        EUR 1 : GBP 0.87;

-                         EUR 1 : ZAR 20.59;

-                        EUR 1 : TRY 7.50; and

-                         EUR 1 :  EGP 17.02.

•             Free cash flow guidance excludes the impact of license and spectrum payments, restructuring costs, any material one-off tax related payments.

•             Guidance assumes no material change to the structure of the Group or any fundamental structural change to the Eurozone.

Financial performance ⫶ Good results with improved commercial momentum

•             Group revenue grew by 3.0% to €45.0 billion, driven by improving commercial momentum in Europe

•             Total net operating cost savings of €0.4 billion in the year, facilitated by continued digital transformation

•             Adjusted EBITDA grew by 2.6%* to €14.9 billion, reflecting commercial momentum and cost savings progress

•             Free cash flow (pre-spectrum) grew by 4.7% to €5.7 billion, driven by revenue and adjusted EBITDA growth and capital discipline

•             Dividends per share of 9.0 eurocents

Group ⫶ Good financial performance, in line with our plans1,2

	FY20[1,2]	FY19
	€m	€m	Change (%)
Revenue	44,974	43,666	3.0
- Service revenue[3]	37,871	36,458	3.9
- Other revenue	7,103	7,208	(1.5)
Adjusted EBITDA[3]	14,881	13,918	6.9
Depreciation and amortisation	(10,085)	(9,665)	(4.3)
Adjusted EBIT[3]	4,796	4,253	12.8
Share of adjusted results in associates and joint ventures[4]	(241)	(348)	30.7
Adjusted operating profit[3]	4,555	3,905	16.6
Adjustments for:
- Impairment losses[5]	(1,685)	(3,525)
- Restructuring costs	(720)	(486)
- Amortisation of acquired customer base and brand intangible assets	(638)	(583)
- Adjusted other income and expense[4]	2,257	(262)
- Interest on lease liabilities[6]	330	—
Operating profit / (loss)	4,099	(951)
Non-operating income and expense	(3)	(7)
Net financing costs	(3,301)	(1,655)
Income tax expense	(1,250)	(1,496)
Loss for the financial year from continuing operations	(455)	(4,109)
Loss for the financial year from discontinued operations	—	(3,535)
Loss for the financial year	(455)	(7,644)

Attributable to:
- Owners of the parent	(920)	(8,020)
- Non-controlled interests	465	376
Loss for the financial year	(455)	(7,644)

Further detailed income statement information is available in a downloadable spreadsheet format at investors.vodafone.com

Notes:

1.             IFRS 16 ‘Leases’ was adopted on 1 April 2019 for our statutory reporting, without restating prior period figures. As a result, the Group’s statutory results for the year ended 31 March 2020 are on an IFRS 16 basis, whereas the comparative period for the year ended 31 March 2019 are on an IAS 17 basis. Note 1 of the unaudited condensed consolidated financial statements explains the impact of the adoption of IFRS 16 on the consolidated financial position at 1 April 2019.

2.             The 2020 results reflect average foreign exchange rates of €1:£0.87, €1:INR 78.78, €1:ZAR 16.42, €1:TRY 6.52 and €1: EGP 18.18.

3.             Service revenue, adjusted EBITDA, adjusted EBIT and adjusted operating profit are alternative performance measures which are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. For the year ended 31 March 2020, a revised definition of adjusted EBITDA has been applied. This restricts the period-on-period comparability of certain of the Group’s alternative performance measures. See “Alternative performance measures” on page 54 for more information.

4.             Share of results of equity accounted associates and joint ventures presented within the Consolidated income statement includes -€241 million (2019: -€348 million, 2018: €389 million) included within Adjusted operating profit, -€25 million (2019: -€26 million, 2018: -€9 million) included within Restructuring costs, -€215 million (2019: -€420 million, 2018: -€439 million) included within Amortisation of acquired customer based and brand intangible assets and -€2,024 million which is principally related to Vodafone Idea Limited (2019: -€114 million, 2018: €nil) included within Other adjusted income/(expense).

5.             Impairment losses relate to Spain (€840 million), Ireland (€630 million), Romania (€110 million) and Vodafone Automotive (€105 million). The prior year impairment loss relates to Spain (€2.9 billion), Romania (€0.3 billion) and Vodafone Idea (€0.3 billion).

6.             Reversal of interest on lease liabilities included within adjusted EBITDA under the Group’s definition of that metric, for re-presentation in net financing costs.

Geographic performance summary ⫶ Improving commercial momentum

					Other	Total		Other
FY20	Germany	Italy	UK	Spain	Europe	Europe[1]	Vodacom	markets	Group[1]
Total revenue (€m)	12,076	5,529	6,484	4,296	5,541	33,793	5,531	4,386	44,974
Service revenue (€m)	10,696	4,833	5,020	3,904	4,890	29,213	4,470	3,796	37,871
Adjusted EBITDA (€m)	5,077	2,068	1,500	1,009	1,738	11,392	2,088	1,400	14,881
Adjusted EBITDA margin %	42.0	37.4	23.1	23.5	31.4	33.7	37.8	31.9	33.1
Adjusted EBIT (€m)	1,701	813	(132)	(294)	501	2,589	1,321	902	4,796
Adjusted operating profit/(loss) (€m)	1,701	813	(132)	(294)	619	2,707	1,569	297	4,555

1.  For a full disaggregation of our financial results by geography, including intersegment eliminations, see pages 57 and 58.

Further geographic performance information is available in a downloadable spreadsheet format at investors.vodafone.com

Total Europe ⫶ 77% of Group Adjusted EBITDA

	FY20	FY19	Organic
	€m	€m	Change (%)*
Total revenue	33,793	32,144
- Service revenue	29,213	27,680	(1.2)
- Other revenue	4,580	4,464
Adjusted EBITDA	11,392	10,289	1.6
Adjusted EBITDA margin	33.7%	32.0%
Depreciation and amortisation	(8,803)	(8,239)
Adjusted EBIT	2,589	2,050
Share of adjusted results in associates and joint ventures	118	150
Adjusted operating profit	2,707	2,200

Europe revenue increased by 5.1% and organic service revenue decreased by 1.2%*, reflecting competitive pressure in Italy and Spain offset by good growth in the UK and Other Europe, and retail growth in Germany.

Europe adjusted EBITDA increased by 10.7%. On an organic basis adjusted EBITDA increased by 1.6%* as service revenue declines were offset by a €0.4 billion reduction in operating expenses.

Europe adjusted EBIT grew by 26.3%, reflecting the contribution of the acquired Liberty Global assets.

The following table sets out the progression of organic service revenue growth during the year.

FY20 (organic service revenue growth %)	Q1	Q2	H1	Q3	Q4	H2	FY20
Europe	(1.7)	(1.4)	(1.6)	(1.4)	(0.4)	(0.9)	(1.2)
Rest of World	5.3	8.9	7.7	9.1	7.9	8.5	8.1
Total Group	(0.2)	0.7	0.3	0.8	1.6	1.2	0.8

Rest of World revenue decreased by 3.8% and organic service revenue increased by 8.1%*, reflecting good growth in Turkey and Egypt and continued growth at Vodacom. Adjusted EBITDA decreased by 2.0%. On an organic basis adjusted EBITDA increased by 6.8%*, driven by service revenue growth ahead of inflation and good cost control. Adjusted EBIT grew by 3.2%, reflecting operational performance and cost control.

The COVID-19 pandemic had a relatively minor impact on FY20 performance. However, following the end of the financial year, we have seen greater resilience of our business in Germany and a more significant impact on performance in Spain in particular. The immediate impacts of COVID-19 have been on international roaming, usage levels and the rates of customer churn and additions. In April, we have seen roaming in Europe fall by 65% to 75%. Mobile data has increased by 15% and fixed line usage has increased by as much as 70% in some of our markets. We have seen the rates of customer churn reduce by 4-5 percentage points and the rates of new gross consumer additions reduce by around 40%. With our business customers, we have seen SMEs requesting deferrals for payments and have been contacted by some Enterprise customers seeking to delay projects.

Germany ⫶ 34% of Group Adjusted EBITDA

	FY20	FY19	Organic
	€m	€m	Change (%)*
Total revenue	12,076	10,390
- Service revenue	10,696	9,145	—
- Other revenue	1,380	1,245
Adjusted EBITDA	5,077	4,079	2.5
Adjusted EBITDA margin	42.0%	39.3%
Depreciation and amortisation	(3,376)	(3,009)
Adjusted EBIT	1,701	1,070
Share of adjusted results in associates and joint ventures	—	—
Adjusted operating profit	1,701	1,070

Service revenue excluding Unitymedia was flat* (Q3: flat*, Q4: -0.1%*) as solid retail growth was offset by declining wholesale revenue and the impact of international call rate regulation. Retail revenue grew 1.1%* (Q3: 1.0%*, Q4: 0.9%*).

Fixed service revenue increased by 2.4%* (Q3: 2.8%*, Q4: 2.2%*) as good retail growth was partially offset by wholesale declines. DSL migrations to the Unitymedia footprint are excluded from our Q4 organic growth rate. Our commercial momentum accelerated with 381,000 net cable customer additions in the year (including Unitymedia from August 2019), supported by 110,000 migrations from DSL and the success of our ‘GigaCable Max’ campaign following the rebranding of Unitymedia in February 2020; we added 216,000 broadband customers. We maintained our good momentum in convergence supported by our ‘GigaKombi’ proposition, adding 259,000 Consumer converged customers in the year, which took our total Consumer converged customer base to 1.5 million. Our TV customer base declined by 245,000 (including Unitymedia from August 2019) reflecting the loss of primarily lower ARPU basic TV subscribers in the Kabel Deutschland AG (“KDG”) footprint and customer losses in the Unitymedia footprint.

Mobile service revenue declined by 1.8%* (Q3: -2.2%*, Q4: -1.9%*) driven by declines in wholesale and a drag from regulation. Retail revenue excluding regulatory impacts grew 0.7%* (Q3: 0.4%*, Q4: 0.4%*). We added 542,000 contract customers, supported in part by the success of our ‘GigaCube’ proposition as well as by our continued good commercial momentum in branded channels. Contract churn improved by 0.8 percentage points year-on-year in Q4 to 12.3%, driven by improved loyalty in our branded consumer base and Business.

Adjusted EBITDA increased by 2.5%* and the organic adjusted EBITDA margin was 0.8* percentage points higher, driven by our focus on more profitable direct channels and effective cost management. The adjusted EBITDA margin was 42%.

Italy ⫶ 14% of Group Adjusted EBITDA

	FY20	FY19	Organic
	€m	€m	change (%)*
Total revenue	5,529	5,857
- Service revenue	4,833	5,030	(3.9)
- Other revenue	696	827
Adjusted EBITDA	2,068	2,202	(6.6)
Adjusted EBITDA margin	37.4%	37.6%
Depreciation and amortisation	(1,255)	(1,268)
Adjusted EBIT	813	934
Share of adjusted results in associates and joint ventures	—	—
Adjusted operating profit	813	934

Service revenue declined by 3.9%* (Q3: -5.0%*, Q4: -3.7%*) with good growth in fixed offset by declines in mobile. Mobile service revenue declined by 7.4%* (Q3: -7.7%*, Q4: -8.0%*).

Market mobile number portability (“MNP”) volumes were down 23% year-on-year in FY20 and were down 17% quarter-on-quarter in Q4. MNP further improved in March, reducing by 37% month-on-month, as COVID-19 impacted commercial activity market wide. Our customer outflows also moderated during the year. However, competition in the low-value segment of the pre-paid market remained intense, and our second brand ‘ho’. continued to grow strongly, reaching 1.8 million active customers at the end of the year.

Fixed service revenue increased by 8.2%* (Q3: 4.2%*, Q4: 10.4%*) and we added 121,000 broadband customers in the year. Our total Consumer converged customer base is now 1.0 million (representing 36% of our broadband base), an increase of 92,000 in the year. Through our owned NGN footprint and strategic partnership with Open Fiber we now pass 7.5 million households. The sequential Q4 improvement in service revenue primarily reflected higher project revenues in Business.

Adjusted EBITDA declined by 6.6%* including a 2.7 percentage point negative impact from a one-off regulatory provision, and the adjusted EBITDA margin declined by 0.4* percentage points. Service revenue declines were partially offset by tight control of operating expenses, which fell by 7.6%* year-on-year, together with significantly lower commercial costs. The adjusted EBITDA margin was 37.4%.

UK ⫶ 10% of Group Adjusted EBITDA

	FY20	FY19	Organic
	€m	€m	change*
Total revenue	6,484	6,272
- Service revenue	5,020	4,952	0.5
- Other revenue	1,464	1,320
Adjusted EBITDA	1,500	1,364	10.5
Adjusted EBITDA margin	23.1%	21.7%
Depreciation and amortisation	(1,632)	(1,638)
Adjusted EBIT	(132)	(274)
Share of adjusted results in associates and joint ventures	—	—
Adjusted operating profit	(132)	(274)

Service revenue increased 0.5%* (Q3: 0.6%*, Q4: 1.2%*). Good fixed and mobile customer base growth was partially offset by lower wholesale revenue and a 0.4 percentage point drag from international call rate regulation.

Mobile service revenue was flat* (Q3: 0.6%*, Q4: 0.3%*), but grew when excluding the impact of international call rate regulation, with a higher customer base and RPI-linked price increases being offset by lower out-of-bundle revenue as a result of spend capping. We added 348,000 contract customers in the year, compared to 264,000 last year, supported by our new range of commercial plans, including speed-tiered ‘Vodafone Unlimited’ mobile data propositions and our 5G launch in July. Contract churn was stable year-on-year at 14.2% in Q4, despite the impact of text-to-switch regulation. We also added 475,000 prepaid customers, supported by our digital sub-brand ‘VOXI’.

Fixed service revenue increased by 1.7%* (Q3: 0.5%*, Q4: 3.7%*). Continued good customer growth in Consumer broadband, supported by the launch of our ‘Vodafone Together’ convergent plans, and growth in Business was partially offset by lower wholesale revenues. We added 176,000 broadband customers in the year including 64,000 in Q4. The sequential Q4 improvement primarily reflected a stabilisation in wholesale revenue.

Adjusted EBITDA increased by 10.5%* and the adjusted EBITDA margin was 1.6* percentage points higher. This improvement was driven by service revenue growth, a 9.9%* reduction in operating expenses and a 2.0 percentage point net benefit to growth from one-off license fee settlements and a reallocation of costs from capex to cost of sales following our new cloud partnership with IBM. The adjusted EBITDA margin was 23.1%.

Spain ⫶ 7% of Group Adjusted EBITDA

	FY20	FY19	Organic
	€m	€m	change (%)*
Total revenue	4,296	4,669
- Service revenue	3,904	4,203	(6.7)
- Other revenue	392	466
Adjusted EBITDA	1,009	1,038	(1.7)
Adjusted EBITDA margin	23.5%	22.2%
Depreciation and amortisation	(1,303)	(1,258)
Adjusted EBIT	(294)	(220)
Share of adjusted results in associates and joint ventures	—	—
Adjusted operating profit	(294)	(220)

Service revenue declined by 6.7%* (Q3: -6.5%*, Q4: -2.7%*), reflecting a shift in overall market demand towards the value segment and our decision not to renew unprofitable football distribution rights. The improvement in quarterly trends reflected the benefit of a December price increase for legacy customers, the stabilisation of our customer base in recent quarters and customer migrations to speed-tiered unlimited plans.

Our commercial performance stabilised during the year, supported in part by the good performance of our ‘Lowi’ second brand. We returned to positive customer growth in mobile contract, broadband and TV in Q3 for the first time since Q3 FY18 and maintained our commercial momentum in Q4, adding 51,000 mobile contract customers and keeping our broadband customer base stable. We added 41,000 TV customers in Q4, supported by our new movies and series offers and despite our decision last year not to renew football content rights.

The overall pricing environment remains highly competitive, but we continue to see good uptake of our new speed-tiered unlimited plans with 2.4 million customers at the end of Q4. On average, the ARPU of unlimited customers is higher post migrating to the new plans.

Adjusted EBITDA declined by 1.7%* and the organic adjusted EBITDA margin was 1.5* percentage points higher. This was principally driven by the reduction in ARPU and a lower customer base, partially offset by lower football content costs and a 3.8%* reduction in operating expenses. The adjusted EBITDA margin was 23.5%. Adjusted EBITDA returned to growth in H2, up 8.2%* year-on-year, supported by lower content and commercial costs.

Given the challenging current trading and economic conditions, management has reassessed the expected future business performance in Spain. Following this reassessment, projected cash flows are lower and this has led to an impairment charge of €0.8 billion for the year ended 31 March 2020.

Other Europe ⫶ 12% of Group Adjusted EBITDA

	FY20	FY19	Organic
	€m	€m	Change (%)*
Total revenue	5,541	5,072
- Service revenue	4,890	4,460	3.0
- Other revenue	651	612
Adjusted EBITDA	1,738	1,606	4.7
Adjusted EBITDA margin	31.4%	31.7%
Depreciation and amortisation	(1,237)	(1,066)
Adjusted EBIT	501	540
Share of adjusted results in associates and joint ventures	118	150
Adjusted operating profit	619	690

Service revenue increased by 3.0%* (Q3: 3.0%*, Q4: 3.4%*). Revenue grew in Portugal, Greece, the Czech Republic, Romania and Hungary, but declined in Ireland and Albania. Adjusted EBITDA grew by 4.7%* and the organic adjusted EBITDA margin increased by 0.6* percentage points, driven by good revenue growth and strong cost control. The adjusted EBITDA margin was 31.4%.

In Portugal, service revenue grew by 5.5%* (Q3: 5.9%*, Q4: 7.5%*), driven by customer growth in fixed and mobile, and ARPU growth in fixed. In Ireland, service revenue declined by 0.9%* (Q3: 0.1%*, Q4: -3.6%*), with the slowdown in quarterly trends reflecting increased competition in both mobile and fixed. In Greece, service revenue grew by 3.0%* (Q3: 1.9%*, Q4: 1.9%*), with good prepaid ARPU growth partially offset by ARPU pressure in fixed.

Given the challenging economic conditions and increased competition in Ireland and Romania, management has reassessed expected future business performance. Following this reassessment, projected cash flows are lower and this has led to impairment charges of €0.6 billion and €0.1 billion in relation to the Group’s investment in Ireland and Romania respectively for the year ended 31 March 2020.

VodafoneZiggo Joint Venture (Netherlands)

The results of VodafoneZiggo (in which Vodafone owns a 50% stake) are reported here under US GAAP, which is broadly consistent with Vodafone’s IFRS basis of reporting.

Total revenue grew 2.1% (Q3: 2.9%, Q4: 3.3%). This reflected growth in fixed line, partially offset by continued price competition in mobile, particularly in the B2B segment. Revenue grew 3.3% in Q4 primarily due to customer base growth, increased fixed ARPU and increased handset sales. Over 40% of broadband customers and 70% of all B2C mobile customers are now converged, delivering significant NPS and churn benefits.

Adjusted EBITDA grew by 4.7% during the year supported by strong growth in the second half of the year (Q3: 9.6%, Q4: 4.9%), driven by top line growth and lower operating and direct costs. In February, we finalised the 3G shutdown program, with all customers transitioned to 4G. We continued to make good progress on integrating the businesses and expect to reach our €210 million cost and capital expenditure synergy targets by the end of the 2020 calendar year, one year ahead of the original plan.

During the year, Vodafone received €148 million in dividends from the joint venture, as well as €44 million in interest payments and €100 million in principal repayments on the shareholder loan.

Vodacom ⫶ 14% of Group Adjusted EBITDA

	FY20	FY19	Organic
	€m	€m	change (%)*
Total revenue	5,531	5,443
- Service revenue	4,470	4,391	3.3
- Other revenue	1,061	1,052
Adjusted EBITDA	2,088	2,157	1.1
Adjusted EBITDA margin	37.8%	39.6%
Depreciation and amortisation	(767)	(735)
Adjusted EBIT	1,321	1,422
Share of adjusted results in associates and joint ventures	248	214
Adjusted operating profit	1,569	1,636

Vodacom Group service revenue grew 3.3%* (Q3: 5.2%*, Q4: 3.2%*) with trends in South Africa stabilising, despite regulatory and macro pressures, and continued strong growth in Vodacom’s International operations.

In South Africa, service revenue increased 2.2%* (Q3: 4.6%*, Q4: 3.7%*) or 2.8%* excluding a one-off benefit in the prior year. This growth was achieved amid a weak macroeconomic environment, in which customers are optimising their spend, and despite new regulation introduced in March 2019 affecting out-of-bundle charges, rollover and the transfer of data. Despite these headwinds, data traffic grew 66% year-on-year as customers benefited from improved pricing, which, combined with the full transition of a new wholesale roaming agreement onto our network, supported an acceleration in service revenue growth during the year. We added 246,000 contract customers in the year, but lost 1.9 million prepaid customers as we focused on customer lifetime value, taking our total mobile customer base to 45.1 million.

In March 2020, we reached an agreement with the Competition Commission in relation to the Data Services Market Inquiry and on 1 April reduced monthly data bundle prices by up to 40%. This further accelerated our pro-active efforts to transform data pricing which already delivered a 50% reduction in out-of-bundle rates in March 2019 as well as reductions in a number of data bundle prices throughout the year.

Vodacom’s international operations outside of South Africa grew by 7.5%* (Q3: 7.4%*, Q4: 4.4%*). Growth was strong across all of our markets, supported by the growing demand for mobile data and M-Pesa services. The sequential slowdown in Q4 primarily reflected new customer registration requirements in Tanzania. We have been required to bar services to 2.9 million customers since January 2020, out of a total customer base of 15.5 million, in line with a government biometric registration deadline. As of 31 March 2020, an additional 2.5 million customer SIMs remain unregistered as the Tanzanian authorities delayed any further service barring in response to the COVID-19 pandemic. We expect to recover a substantial proportion of these customers over the coming quarters.

Vodacom’s adjusted EBITDA increased by 1.1%* and the organic adjusted EBITDA margin was 0.8* percentage points lower reflecting subdued revenue growth in South Africa and the impact of higher roaming costs. Operating costs also increased, but grew more slowly than revenue.

Other ⫶ 9% of Group Adjusted EBITDA

Turkey

Service revenues increased by 17.6%* (Q3: 17.3%*, Q4: 16.0%*) supported by strong customer contract ARPU growth, increased mobile data revenue, and fixed line customer base growth. Adjusted EBITDA grew 27%* and the organic adjusted EBITDA margin increased by 4.1* percentage points driven by strong revenue growth ahead of inflation and lower commercial costs. The adjusted EBITDA margin was 26.5%.

Egypt

Egypt service revenue grew 14.5%* (Q3: 13.9%*, Q4: 14.8%*), supported by strong customer base growth and increased data usage. Adjusted EBITDA grew 14.2%* and the organic adjusted EBITDA margin decreased by 0.3* percentage points driven by revenue growth ahead of inflation. The adjusted EBITDA margin was 45.9%.

On 29 January 2020, we announced a Memorandum of Understanding (‘MoU’) with Saudi Telecom Company (“stc”) in relation to the sale of Vodafone’s 55% shareholding in Vodafone Egypt to stc for a cash consideration of US$2,392 million (€2,180 million), implying a September FY20 LTM multiple of 7.0x Adjusted EBITDA and 11.2x Adjusted OpFCF. On 13 April 2020, the MoU with stc was extended by 90 days to allow additional time for the completion of due diligence on Vodafone Egypt by stc. We intend to enter into a definitive agreement following the completion of the due diligence process.

Other associates and joint ventures

Vodafone Idea Limited (India)

In October 2019, the Indian Supreme Court gave its judgement in the “Union of India v Association of Unified Telecom Service Providers of India” case regarding the interpretation of adjusted gross revenue (“AGR”), a concept used in the calculation of certain regulatory fees.

As the Group has no obligation to fund Vodafone Idea Limited (“Vodafone Idea”) losses, the Group has recognised its share of estimated Vodafone Idea losses arising from both its operating activities and those in relation to the AGR judgement to an amount that is limited to the remaining carrying value of Vodafone Idea, which is therefore reduced to €nil. If the carrying value had been high enough not to restrict the Group’s share of losses, then the recognised share of losses would have been substantially higher.

The Group has a potential exposure to certain contingent liabilities and potential refunds relating to Vodafone India and Idea Cellular at the time of the merger, including those relating to the AGR judgement, whereby Vodafone Group and Vodafone Idea would reimburse each other on set dates following any crystallisation of these pre-merger liabilities and assets. Under the terms of this arrangement, Vodafone Group is obliged to make payments to Vodafone Idea where amounts paid pursuant to the contingent liabilities of Vodafone India exceed those of Idea Cellular. The Group’s potential exposure under this mechanism is capped at INR 84 billion (€1.0 billion) and any cash payments or cash receipts relating to these contingent liabilities and potential refunds must have been made or received by Vodafone Idea before any amount becomes due from or owed to the Group. Having considered the payments made and refunds received by Vodafone Idea in relation to these matters, including those relating to the AGR case, and the significant uncertainties in relation to VIL’s ability to settle all liabilities relating to the AGR judgement, the Group has assessed a cash outflow of €235 million under the agreement to be probable at this time and provided for this amount at 31 March 2020. On 22 April 2020, the Group announced that it had made an advance payment of US$200 million to Vodafone Idea for amounts that are likely to be due in September 2020 under the terms of this mechanism.

See “Acquisition and disposal commitments” on page 30 and notes 7 and 8 in the unaudited condensed consolidated financial statements for further details.

Indus Towers (India)

We have extended the long stop date on our agreement to merge Indus Towers and Bharti Infratel to 24 June 2020, subject to an agreement on closing adjustments and other conditions precedent for closing, with each party retaining the right to terminate and withdraw the merger scheme on or prior to 24 June 2020.

Indus Towers did not declare, or pay, a dividend during the FY20 financial year.

Vodafone Hutchison Australia

In February 2020, the Federal Court of Australia approved the proposed merger of Vodafone Hutchison Australia (‘VHA’) and TPG Telecom Limited (‘TPG’), ruling that it would not substantially lessen competition. The Australian Competition and Consumer Commission (‘ACCC’) subsequently announced it would not appeal the Court decision. The combination is subject to the approval of TPG shareholders, and completion is expected in the first half of FY21.

Safaricom

Safaricom service revenue grew by 4.8% (Q3: 5.3%, Q4: 3.2%) supported by growth in M-Pesa and in mobile and fixed data. Adjusted EBITDA grew 7.4% supported by strong revenue growth and cost discipline. During the financial year we received dividends of €269 million from Safaricom.

Net financing costs

	FY20	FY19
	€m	€m	Change (%)
Adjusted net financing costs[1]	(1,638)	(1,042)	(57.2)
Adjustments for:
Mark to market losses	(1,128)	(423)
Foreign exchange losses[2]	(205)	(190)
Interest on lease liabilities	(330)	—
Net financing costs	(3,301)	(1,655)	(99.5)

Notes:

1.   Adjusted net financing costs is an alternative performance measure. Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Alternative performance measures” on page 54 for further details.

2.   Primarily comprises foreign exchange differences reflected in the Income Statement in relation to sterling and US dollar balances.

Net financing costs increased by €1.6 billion, primarily due to the recognition of mark to market losses. These were driven by the lower share price, causing a mark to market loss on the options relating to the mandatory convertible bonds and lower long-term yields, which led to mark to market losses on certain economic hedging instruments. Adjusted net financing costs include increased interest costs as part of the financing for the Liberty Global transaction as well as adverse interest rate movements on borrowings in foreign operations. Excluding these, underlying financing costs remained stable, reflecting consistent average net debt balances and weighted average borrowing costs for both periods.

Taxation

	FY20	FY19[1]
	€m	€m	Change (%)
Income tax expense:	(1,250)	(1,496)	16.4
Tax on adjustments to derive adjusted profit before tax	(432)	(253)
Adjustments[2]:
- Deferred tax following revaluation of investments in Luxembourg	(346)	(488)
- Reduction in deferred tax following rate change in Luxembourg	881	—
- Deferred tax on use of Luxembourg losses in the year	348	320
- Derecognition of a deferred tax asset in Spain	—	1,166
	451	745
Adjusted income tax expense for calculating adjusted tax rate	(799)	(751)	(6.4)

Profit/(loss) before tax	795	(2,613)	130.4
Adjustments to derive adjusted profit before tax[2]	2,122	5,476
Adjusted profit before tax[3]	2,917	2,863	1.9
Share of adjusted results in associates and joint ventures	241	348
Adjusted profit before tax for calculating adjusted effective tax rate	3,158	3,211	(1.7)
Adjusted effective tax rate[3]	25.3%	23.4%	(190.0bps )

Notes:

1.   The 2019 adjusted earnings per share has been aligned to the FY20 presentation which excludes mark to market and foreign exchange (gains)/losses. The net impact of this change reduces the effective tax rate by 1.0% to 23.4%.

2.   See “Earnings per share” on page 24.

3.   Adjusted profit before tax and adjusted effective tax are alternative performance measures. Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Alternative performance measures” on page 54 for further details.

The Group’s adjusted effective tax rate for the year ended 31 March 2020 was 25.3%. The rate increased as a result of the completion of the acquisition of Liberty Global assets, as well as the effects of writing off our deferred tax asset in Spain in the prior period. The Group’s adjusted effective tax rate for both years does not include the following items: a reduction in our deferred tax assets in Luxembourg of €881 million following a reduction in the Luxembourg corporate tax rate, €348 million relating to Luxembourg losses (2019: €320 million) and €346 million (2019: €488 million) arising from a revaluation of investments based upon the local GAAP financial statements and tax returns. These items change the total losses we have available for future use against our profits in Luxembourg and neither item affects the amount of tax we pay in other countries. The Group’s adjusted effective tax rate for the year ended 31 March 2019 does not include the derecognition of a deferred tax asset in Spain of €1,166 million.

Earnings per share

	FY20		FY19
	€m		€m	Change (%)
Adjusted operating profit[1]	4,555		3,905	16.6
Adjusted net financing costs	(1,638)		(1,042)
Adjusted income tax expense for calculating adjusted tax rate	(799)		(751)
Adjusted non-controlling interests	(471)		(381)
Adjusted profit attributable to owners of the parent[1]	1,647		1,731	(4.9)
Adjustments:
Impairment loss	(1,685)		(3,525)
Amortisation of acquired customer base and brand intangible assets	(638)		(583)
Restructuring costs	(720)		(486)
Adjusted other income and expense	2,257		(262)
Non-operating income and expense	(3)		(7)
Mark to market losses[2]	(1,128)		(423)
Foreign exchange losses[2]	(205)		(190)
	(2,122)		(5,476)	61.2

Taxation[3]	(451)		(745)
India[4]	—		(3,535)
Non-controlling interests	6		5
Loss attributable to owners of the parent	(920)		(8,020)	88.5

	Million		Million
Weighted average number of shares outstanding - basic[5]	29,422		27,607	6.6

	eurocents		eurocents
Basic loss per share	(3.13	)c	(29.05c )	89.2
Adjusted earnings per share[1,2]	5.60c		6.27c	(10.7)

Notes:

1.   Adjusted operating profit, adjusted profit attributable to owners of the parent and adjusted earnings per share are alternative performance measures. Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measures. See “Alternative performance measures” on page 54 for further details.

2.   The 2019 adjusted earnings per share has been aligned to the 2020 presentation which excludes mark to market and foreign exchange losses. The net impact of this decreased the adjusted loss attributable to the owners of the parent by €315 million and increased adjusted earnings per share by 1.01 eurocents.

3.   See page 23.

4.   Primarily relates to the loss on disposal of Vodafone India and also includes the operating results, financing, tax and other gains and losses of Vodafone India, prior to becoming a joint venture, recognised in the prior year.

5.   Weighted average number of shares outstanding includes a weighted impact of 2,629 million shares (2019: 836 million shares) following the issue in March 2019 of £1.72 billion mandatory convertible bonds with a 2 year maturity date in 2021 and £1.72 billion with a 3 year maturity date in 2022 and £1.4 billion of mandatory convertible bonds issued in February 2016, which matured in February 2019.

Adjusted earnings per share, which excludes impairment losses, was 5.60 eurocents compared to 6.27 eurocents for the year ended 31 March 2019, a decrease of 10.7%.

Basic loss per share was 3.13 eurocents, compared to a loss per share of 29.05 eurocents for the year ended 31 March 2019. The decrease in the loss per share is primarily due to lower impairment charges in the year of €1.7 billion (2019: €3.5 billion), gains associated with the disposals of Vodafone New Zealand (€1.1 billion) and Italian tower assets (€3.4 billion), together with a €3.4 billion loss on the disposal of Vodafone India recognised in FY19.

Cash flow, capital allocation and funding

Cash flow

	FY20	FY19
	€m	€m	Change (%)
Adjusted EBITDA[1]	14,881	13,918	6.9
Capital additions[2]	(7,411)	(7,227)
Working capital	(127)	188
Disposal of property, plant and equipment	41	45
Other	337	147
Operating free cash flow[1]	7,721	7,071	9.2
Taxation	(930)	(1,040)
Dividends received from associates and investments	417	498
Dividends paid to non-controlling shareholders in subsidiaries	(348)	(584)
Interest received and paid[3]	(1,160)	(502)
Free cash flow (pre-spectrum)[1]	5,700	5,443	4.7
Licence and spectrum payments	(181)	(837)
Restructuring payments	(570)	(195)
Free cash flow[1]	4,949	4,411	12.2
Acquisitions and disposals	(14,454)	182
Equity dividends paid	(2,296)	(4,064)
Share buybacks[3]	(1,094)	(606)
Convertible issue[4]	—	3,848
Foreign exchange	309	259
Other[5]	1,250	(1,432)
Net debt increase	(11,336)	2,598	(536.3)
Opening net debt	(27,033)	(29,631)
Closing net debt	(38,369)	(27,033)	(41.9)
Less mark to market gains in hedging reserves[6]	(3,799)
Net debt adjusted for mark to market gains in hedging reserves	(42,168)	(27,033)	(56.0)

Notes:

1.   Adjusted EBITDA, operating free cash flow, free cash flow (pre-spectrum) and free cash flow are alternative performance measures which are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measures. See “Alternative performance measures” on page 54 for more information.

2.   Capital additions includes the purchase of property, plant and equipment and intangible assets, other than licence and spectrum.

3.   Interest paid and received excludes €305 million (31 March 2019: €nil) of interest on lease liabilities, included within adjusted EBITDA; €175 million (31 March 2019: €41 million) of interest costs related to Liberty acquisition financing, included within Other; and €273 million (31 March 2019: €131 million) of cash outflow from the option structure relating to the issue of the mandatory convertible bond in February 2016, included within Share buybacks. The option structure was intended to ensure that the total cash outflow to execute the programme was broadly equivalent to the €1.44 billion raised on issuing the second tranche.

4.   Mandatory convertible bonds of £3.44 billion issued in March 2019.

5.   “Other” for the year ended 31 March 2020 primarily includes €3,799 million in relation to derivative gains in cash flow hedging reserves, offset by €1,510 million of debt in relation to licences and spectrum in Germany. “Other” for the year ended 31 March 2019 included €1,934 million of debt in relation to licences and spectrum in Italy and Spain and a €1,377 million capital injection into Vodafone Idea, offset by €2,135 million received from the repayment of US$2.5 billion of loan notes issued by Verizon Communications Inc.

6.   FY20 has been adjusted to exclude derivative gains in cash flow hedge reserves, the corresponding losses for which are not recognised on the bonds within net debt and which are significantly increased due to COVID-19 related market conditions.

Operating free cash flow increased by €0.7 billion, primarily due to the contribution from the Liberty Global assets acquired during the year. Working capital movements include €0.3 billion in relation to handset purchases and the associated sale of customer receivables. Receivables are sold to mitigate the adverse working capital impact from handset sales to customers, where cash outflows are paid upfront to suppliers but inflows are received from customers over the length of the contract.

Free cash flow (pre-spectrum) was €5.7 billion, an increase of €0.3 billion, as the increase in operating free cash flow and reduced dividend payments to minorities outweighed higher interest payments.

Acquisitions and disposals include €2.0 billion received on completion of the sale of Vodafone New Zealand on 31 July 2019, together with €2.1 billion received on completion of the sale of Italian tower assets on 31 March. It also includes an amount of

€10.3 billion paid on completion of the acquisition of the Liberty Global assets on 31 July 2019 and acquired net debt of €8.2 billion.

Closing net debt adjusted for mark to market gains deferred in hedging reserves at 31 March 2020 was €42.2 billion (31 March 2019: €27.0 billion) and excludes the £3.44 billion (31 March 2019: £3.44 billion) mandatory convertible bond issued in February 2019, which will be settled in equity shares, €12.1 billion (31 March 2019: €nil) of lease liabilities recognised under IFRS 16, a €1.3 billion (31 March 2019: €nil) loan specifically secured against Indian assets and €0.7 billion (31 March 2019: €0.8 billion) of shareholder loans receivable from VodafoneZiggo.

The Group’s gross and net debt includes certain bonds which have been designated in hedge relationships, which are carried at €1.5 billion higher (31 March 2019: €1.6 billion higher) than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than euros, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps are not reflected in gross debt and would decrease the euro equivalent redemption value of the bonds by €1.3 billion (31 March 2019: €1.0 billion).

Analysis of free cash flow

	FY20	FY19
	€m	€m	Change (%)
Inflow from operating activities	17,379	12,980	33.9
Net tax paid	930	1,131
Cash flow from discontinued operations	—	71
Cash generated by operations	18,309	14,182	29.1
Capital additions	(7,411)	(7,227)
Working capital movement in respect of capital additions	(11)	(89)
Disposal of property, plant and equipment	41	45
Restructuring payments	570	195
Other[1]	(3,777)	(35)
Operating free cash flow[2]	7,721	7,071	9.2
Taxation	(930)	(1,040)
Dividends received from associates and investments	417	498
Dividends paid to non-controlling shareholders in subsidiaries	(348)	(584)
Interest received and paid	(1,160)	(502)
Free cash flow (pre-spectrum)[2]	5,700	5,443	4.7
Licence and spectrum payments	(181)	(837)
Restructuring payments	(570)	(195)
Free cash flow[2]	4,949	4,411	12.2

Notes:

1. Predominantly relates to lease payments for the year ended 31 March 2020, after the adoption of IFRS 16. Lease payments for the year ended 31 March 2019 are included within cash inflow from operating activities.

2. Operating free cash flow, free cash flow (pre-spectrum) and free cash flow are alternative performance measures. Alternative performance measures are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measure. See “Alternative performance measures” on page 54 for further details.

Funding position

	FY20	FY19
	€m	€m	Change (%)
Bonds	(49,412)	(44,492)
Commercial paper[1]	—	(873)
Bank loans	(2,728)	(3,000)
Cash collateral liabilities[2]	(5,292)	(2,011)
Other borrowings	(3,877)	(2,579)
Borrowings included in net debt	(61,309)	(52,955)	(15.8)
Cash and cash equivalents	13,284	13,637
Other financial instruments:
Mark to market derivative financial instruments[3]	4,409	1,190
Short term investments[4]	5,247	11,095
Total cash and cash equivalents and other financial instruments	22,940	25,922	(11.5)
Net debt	(38,369)	(27,033)	(41.9)
Less mark to market gains deferred in hedging reserves[5]	(3,799)
Net debt adjusted for mark to market gains in hedging reserves	(42,168)	(27,033)	(56.0)

Lease liabilities	(12,063)	—
Bank borrowings secured against Indian assets	(1,346)	—
Borrowings excluded from net debt	(13,409)	—

Adjusted EBITDA	14,881	13,918	6.9
Net debt to adjusted EBITDA[5]	2.8x	1.9x	n/m

Movement in net debt

		Net debt to
	Net debt €m	adjusted EBITDA
31 March 2019	27,033	1.9x
Acquisition of Liberty assets in Germany and Central Eastern Europe	18,506
Divestures	(4,427)
Dividend payments and share buybacks	3,390
German spectrum purchase	1,510
Other movements	1,105
Free cash flow	(4,949)
31 March 2020[5]	42,168	2.8x**

Notes:

-        At 31 March 2020 €nil (2019: €873 million) was drawn under the euro commercial paper programme.

-        Cash collateral liabilities €5,292 million (2019: €2,011 million) relates to a liability to return the cash collateral that has been paid to Vodafone under collateral arrangements on derivative financial instruments.  The corresponding cash received from banking counterparties is reflected within Cash and cash equivalents and Short term investments.

-        Comprises mark to market adjustments on derivative financial instruments, which are included as a component of trade and other (payables)/receivables.

-        Short term investments includes €1,681 million (2019: €3,011 million) of highly liquid German, UK and Japanese government/government-backed securities; €1,115 million (2019: €1,184 million) of assets paid to our bank counterparties as collateral on derivative financial instruments; and managed investment funds of €2,451 million (2019: €5,513 million) that are in highly rated and liquid money market investments with liquidity of up to 90 days.

-        FY20 has been adjusted to exclude derivative gains in cash flow hedge reserves, the corresponding losses for which are not recognised on the bonds within net debt and which are significantly increased due to COVID-19 related market conditions.

Return on capital

	FY20	FY19
	€m	€m	Change (%)
Adjusted EBIT[1]	4,796	4,253	12.8%
Acquired brand and customer relationships amortisation	(638)	(583)	9.4%
Net operating profit (controlled operations)	4,158	3,670	13.3%
Share of adjusted results in equity accounted associates & joint ventures	(241)	(348)	(30.7)%
Net operating profit (controlled & associates/JVs)	3,917	3,322	17.9%
Notional tax at adjusted effective tax rate	(991)	(777)	27.5%
Net operating profit after tax	2,926	2,545	15.0%

Property, plant and equipment (incl. Right-of-Use lease assets and lease liabilities)	27,134	27,432	(1.1)%
Intangible assets (including goodwill)	53,523	41,005	30.5%
Operating working capital and Held-for-Sale assets (excl. derivatives)	(3,342)	(3,705)	(9.8)%
Provisions and other items	(2,498)	(2,402)	4.0%
Net operating assets (controlled)	74,817	62,330	20.0%
Averaging adjustment	(6,245)	6,692
Average net operating assets (controlled)	68,572	69,022	(0.7)%

Associates and joint ventures (incl. Held-for-Sale)	5,419	3,721	45.6%
Net operating assets (controlled and associates/JVs)	80,236	66,051	21.5%
Averaging adjustment	(7,094)	6,213
Average net operating assets (controlled and associates/JVs)	73,142	72,264	1.2%

Pre-tax Return on Capital Employed (controlled)[1]	6.1%	5.3%	80 bps
Post-tax Return on Capital Employed (controlled and associates/JVs)[1]	4.0%	3.5%	50 bps

Note:

1.   Adjusted EBITDA, adjusted EBIT and Return of Capital Employed are alternative performance measures which are non-GAAP measures that are presented to provide readers with additional financial information that is regularly reviewed by management and should not be viewed in isolation or as an alternative to the equivalent GAAP measures. See “Alternative performance measures” on page 54 for more information.

Return on capital employed (ROCE) measures how efficiently we generate returns from our asset base and is a key driver of long-term value creation. The four pillars of our strategy are focused on ensuring that our ROCE meets or exceeds our weighted average cost of capital (WACC) over the long-term. In particular, we will meet this objective by efficiently allocating capital, improving asset utilisation and accelerating our digital transformation.

We calculate two ROCE measures: i) Pre-tax ROCE for controlled operations only and ii) Post-tax ROCE (including Associates & Joint Ventures). Both measures are based on Adjusted EBIT less amortisation of acquired customer-base and brand intangible assets. The post-tax measure also includes our share of adjusted results in equity accounted associates and joint ventures, and taxes the net operating profit by the adjusted effective tax rate to estimate an imputed tax expense. Capital employed includes all net operating assets and is calculated as the average of opening and closing balances of: property, plant and equipment (including Right-of-Use assets and liabilities), intangible assets (including goodwill), operating working capital (including Held-for-Sale assets and excluding derivative balances), provisions, and under the post-tax measure, investments in associates and joint ventures. Other assets that do not directly contribute to returns are excluded: other investments, current and deferred tax balances and post-employment benefits.

ROCE grew 80 basis points to 6.1% on a pre-tax basis and 50 basis points to 4.0% on a post-tax basis. Our improvement in ROCE is primarily attributable to growth in adjusted EBITDA as a result of our improved service revenue performance, digital transformation and improving asset utilisation. The net improvement in ROCE is reduced because of higher depreciation and amortisation following capital investment, the recently acquired Liberty Global assets and in the post-tax measure, the higher adjusted effective tax rate in FY20.

Post-employment benefits

During FY20, the net deficit arising from the Group’s obligations in respect of its defined benefit schemes decreased by €609 million to €152 million net surplus. The next triennial actuarial valuation of the Vodafone Section and CWW Section of the Vodafone UK Group Pension Scheme will be as at 31 March 2019 and is due to be finalised during 2020.

Dividends

Dividends will continue to be declared in euros and paid in euros, pounds sterling and US dollars, aligning the Group’s shareholder returns with the primary currency in which we generate free cash flow. The foreign exchange rate at which future dividends declared in euros will be converted into pounds sterling and US dollars will be calculated based on the average exchange rate over the five business days during the week prior to the payment of the dividend.

The Board is recommending total dividends per share of 9.0 eurocents for the year, the same as the prior year. This implies a final dividend of 4.5 eurocents compared to 4.16 eurocents in the prior year.

The ex-dividend date for the final dividend is 11 June 2020 for ordinary shareholders, the record date is 12 June 2020 and the dividend is payable on 7 August 2020. Dividend payments on ordinary shares will be paid directly into a nominated bank or building society account.

Other significant developments and legal proceedings

Board changes

David Thodey was appointed as a Non-Executive Director with effect from 1 September 2019.

Samuel Jonah KBE did not seek re-election as a Non-Executive Director at the annual general meeting held on 23 July 2019 and therefore ceased to be a Director on that date.

Vodafone Idea Limited (‘Vodafone Idea’)

In October 2019, the Supreme Court of India ruled against the industry in a dispute over the calculation of licence and other regulatory fees, and Vodafone Idea was liable for very substantial demands made by the Department of Telecommunications in relation to these fees.

An update in relation to the contingent liability mechanism, dating back to the creation of Vodafone Idea is set out in note 8 to the unaudited condensed consolidated financial statements.

Acquisition and disposal commitments

Indus Towers

On 25 April 2018, Vodafone, Bharti Airtel Limited and Vodafone Idea (previously Idea Cellular Limited) announced the merger of Indus Towers Limited (‘Indus Towers’) into Bharti Infratel Limited (‘Bharti Infratel’), creating a combined company that will own the respective businesses of Bharti Infratel and Indus Towers. Indus Towers is currently jointly owned by Bharti Infratel (42%), Vodafone (42%), Vodafone Idea (11.15%) and Providence (4.85%). Bharti group and Vodafone will jointly control the combined company, in accordance with the terms of a new shareholders’ agreement.

Vodafone Idea has the option to either sell its 11.15% shareholding in Indus Towers for cash or receive new shares in the combined company. Providence has the option to elect to receive cash or shares in the combined company for 3.35% of its 4.85% shareholding in Indus Towers, with the balance exchanged for shares.

Vodafone will be issued with 783.1 million new shares in the combined company, in exchange for its 42% shareholding in Indus Towers. On the basis that (a) Providence decides to sell 3.35% of its 4.85% shareholding in Indus Towers for cash and (b) Vodafone Idea decides to sell its full 11.15% shareholding in Indus Towers for cash, these shares would be equivalent to a 29.4% shareholding in the combined company. Bharti group’s shareholding will be diluted from 53.5% in Bharti Infratel today to 37.2% in the combined company. The final number of shares issued to Vodafone and the cash paid or shares issued to Vodafone Idea and Providence, will be subject to closing adjustments, including but not limited to movements in net debt and working capital for Bharti Infratel and Indus Towers.

The Group has extended the long stop date on the merger agreement to 24 June 2020.

Vodafone Hutchison Australia

On 30 August 2018, Vodafone announced that Vodafone Hutchison Australia Pty Limited (‘VHA’) and TPG Telecom Limited (‘TPG’) had agreed to merge. Vodafone and Hutchison Telecommunications (Australia) Limited (‘HTAL’) will each own an economic interest of 25.05% in the new combined company, with TPG shareholders owning the remaining 49.9%.

Of the net debt held by VHA prior to completion of the merger, Vodafone will provide a guarantee on approximately US$ 1.75 billion, which is lower than the guarantees of approximately US$ 1.75 billion and AUD 0.85 billion currently provided.

On 8 May 2019, the Australian Competition and Consumer Commission (‘ACCC’) opposed the proposed merger. The Group challenged the ACCC’s decision in Federal Court. On 13 February 2020, the Federal Court allowed the proposed merger to proceed.

Vodafone Egypt

The Group signed a memorandum of understanding with Saudi Telecom Company in January 2020 to pursue the sale of the Group’s 55% equity holding in Vodafone Egypt Telecommunications S.A.E. (‘Vodafone Egypt’) for cash consideration of US$ 2.4 billion (€2.2 billion).

Risk factors

There are a number of key factors and uncertainties that could have a significant effect on the Group’s financial performance, including the following:

1.        Global economic disruption

Any major economic disruption could result in reduced demand for our services and lower spending power for our consumers, affecting our profitability and cash flow generation. Economic disruption can also impact financial markets, including currencies, interest rates, borrowing costs and the availability of debt financing.

2.        Cyber threat and information security

An external cyber-attack, insider threat or supplier breach could cause service interruption or the loss of confidential data. Cyber threats could lead to major customer, financial, reputational and regulatory impact across all of our local markets.

3.        Geo-political risk in supply chain

We operate and develop sophisticated infrastructure in the countries in which we are present. Our network and systems are dependent on a wide range of suppliers internationally. If we were unable to execute our plans, we, and the industry, would face potential delays to network improvements and increased costs.

4.        Adverse political and regulatory measures

Operating across many markets and jurisdictions means we deal with a variety of complex political and regulatory landscapes. In all of these environments, we can face changes in taxation, political intervention and potential competitive disadvantage. This also includes our participation in spectrum auctions.

5.        Technology failure

Major incidents caused by natural disasters, deliberate attacks or an extreme technology failure, although rare, often result in the complete loss of key sites in either our data centres or our mobile or fixed networks causing major unavailability of service.

6.        Strategic transformation

We are undertaking a large-scale integration of new assets across multiple markets. If we do not complete this in a timely and efficient manner, we would not see the full benefit of planned synergies and could face additional costs or delays to completion. The successful integration also requires that an important number of technology platforms/services are migrated on time before the termination of the transitional services agreements.

We also have a number of joint ventures in operation and must ensure that these operate effectively.

7.        Market disruption

New entrants with lean models could create pricing pressure. As more competitors push unlimited bundles there could be price erosion. Our market position and revenues could be damaged by failing to provide the services that our customers want at a fair price.

8.        Digital transformation

Failure in digital or IT transformation projects could result in business loss, degraded customer experience and reputation damage. Efficient execution of these projects ultimately prevents the delivery of a better future.

9.        Disintermediation

We face increased competition from a variety of new technology platforms, which aim to build alternative communication services or different touch points, which could potentially affect our customer relationships. We must be able to keep pace with these new developments and competitors while maintaining high levels of customer engagement and an excellent customer experience.

10. Legal and regulatory compliance

Vodafone must comply with a multitude of local and international laws and applicable industry regulations. These include laws relating to: privacy; anti-money laundering; competition; anti-bribery; and economic sanctions.  Failure to comply with these laws and regulations could lead to reputational damage, financial penalties and/or suspension of our licence to operate.

Risk factors

COVID-19

Many changes could have an impact on our business and stakeholders. It is crucial that the Board maintain oversight as they evolve, in order that we can plan ahead and take appropriate action.  We identified the following areas, where COVID-19 could have an impact on our principal risks:

•                  Any major economic disruption could result in reduced demand for our services and lower spending power for our consumers, affecting our profitability and cash flow generation. Economic disruption can also impact financial markets, including currencies, interest rates, borrowing costs and the availability of debt financing.

•                  The health, safety and wellbeing of our employees is vital for us, therefore we reacted quickly to take relevant actions such as implementing a global restriction for travel, restricting attendance/organisation of large events, and increasing smart-working at scale. To support our employees better in these unprecedented times and to enable remote working, we also introduced various digital content and online learning materials to support our line managers and employees, initiated a pulse survey to monitor closely employee wellbeing and engagement, and virtualised most of our recruitment and onboarding processes.

•                  Delays across the supply chain are caused by the disruptions in availability of people, goods, services and equipment. This is expected to persist and be further compounded by the global economic disruption which may negatively affect the financial stability of critical suppliers. We reviewed the risks associated with our critical suppliers and service providers and ensured that we have sufficient stock levels in our warehouses to address scheduled replacement and maintenance of our equipment.

•                  We anticipate a continued increase in volume and scale of financially motivated cyber attacks using phishing, malware and denial of service. Criminals and other sophisticated threat actors are using the crisis as cover to expand or continue their actions against all sectors, including Vodafone and our customers. We have heightened our security monitoring and response. We track external threats working with governments, law enforcement and industry specialists.

Unaudited condensed consolidated financial statements

Consolidated income statement

		Year ended 31 March
		2020		2019[1]
	Note	€m		€m
Revenue		44,974		43,666
Cost of sales		(30,682)		(30,160)
Gross profit		14,292		13,506
Selling and distribution expenses		(3,814)		(3,891)
Administrative expenses		(5,810)		(5,410)
Net credit losses on financial assets		(660)		(575)
Share of results of equity accounted associates and joint ventures		(2,505)		(908)
Impairment loss	2	(1,685)		(3,525)
Other income/(expense)		4,281		(148)
Operating profit/(loss)		4,099		(951)
Non-operating expense		(3)		(7)
Investment income		248		433
Financing costs		(3,549)		(2,088)
Profit/(loss) before taxation		795		(2,613)
Income tax expense	3	(1,250)		(1,496)
Loss for the financial year from continuing operations		(455)		(4,109)
Loss for the financial year from discontinued operations		—		(3,535)
Loss for the financial year		(455)		(7,644)

Attributable to:
— Owners of the parent		(920)		(8,020)
— Non-controlling interests		465		376
Loss for the financial year		(455)		(7,644)

Loss per share
From continuing operations:
— Basic		(3.13	)c	(16.25	)c
— Diluted		(3.13	)c	(16.25	)c
Total Group:
— Basic		(3.13	)c	(29.05	)c
— Diluted		(3.13	)c	(29.05	)c

Consolidated statement of comprehensive income

	Year ended 31 March
	2020	2019[1]
	€m	€m
Loss for the financial year	(455)	(7,644)
Other comprehensive income/(expense):
Items that may be reclassified to the income statement in subsequent years:
Foreign exchange translation differences, net of tax	(982)	(533)
Foreign exchange (losses)/gains transferred to the income statement[2]	(36)	2,079
Other, net of tax[3]	3,066	243
Total items that may be reclassified to the income statement in subsequent years	2,048	1,789
Items that will not be reclassified to the income statement in subsequent years:
Net actuarial gains/(losses) on defined benefit pension schemes, net of tax	526	(33)
Total items that will not be reclassified to the income statement in subsequent years	526	(33)
Other comprehensive income	2,574	1,756
Total comprehensive income/(expense) for the financial year	2,119	(5,888)

Attributable to:
— Owners of the parent	1,696	(6,333)
— Non-controlling interests	423	445
	2,119	(5,888)

Notes:

1.       The comparative period results have not been restated for IFRS 16 “Leases”. See note 1.

2.       For further information on the amount for the year ended 31 March 2019 see note 4 “Acquisitions and disposals”.

3.       Principally includes the impact of the Group’s cash flow hedges deferred to other comprehensive income during the year.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Unaudited condensed consolidated financial statements

Consolidated statement of financial position

		As at 31 March
		2020	2019[1]
	Note	€m	€m

Non-current assets
Goodwill		31,271	23,353
Other intangible assets		22,252	17,652
Property, plant and equipment		39,197	27,432
Investments in associates and joint ventures	7	5,831	3,952
Other investments		792	870
Deferred tax assets		23,606	24,753
Post employment benefits		590	94
Trade and other receivables		10,378	5,170
		133,917	103,276
Current assets
Inventory		585	714
Taxation recoverable		275	264
Trade and other receivables		11,411	12,190
Other investments		7,089	13,012
Cash and cash equivalents		13,284	13,637
		32,644	39,817
Assets held for sale		1,607	(231)
Total assets		168,168	142,862

Equity
Called up share capital		4,797	4,796
Additional paid-in capital		152,629	152,503
Treasury shares		(7,802)	(7,875)
Accumulated losses		(120,349)	(116,725)
Accumulated other comprehensive income		32,135	29,519
Total attributable to owners of the parent		61,410	62,218

Non-controlling interests		1,215	1,227

Total equity		62,625	63,445

Non-current liabilities
Long-term borrowings		62,892	48,685
Deferred tax liabilities		2,043	478
Post employment benefits		438	551
Provisions		1,474	1,242
Trade and other payables		5,189	2,938
		72,036	53,894
Current liabilities
Short-term borrowings		11,826	4,270
Financial liabilities under put option arrangements		1,850	1,844
Taxation liabilities		671	596
Provisions		1,024	1,160
Trade and other payables		17,085	17,653
		32,456	25,523
Liabilities held for sale		1,051	—
Total equity and liabilities		168,168	142,862

Note:

1.       The comparative period results have not been restated for IFRS 16 “Leases”. See note 1.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Unaudited condensed consolidated financial statements

Consolidated statement of changes in equity

	Share capital	Additional paid-in capital[1]	Treasury shares	Accumulated comprehensive losses[2]	Equity attributable to the owners	Non- controlling interests	Total equity
	€m	€m	€m	€m	€m	€m	€m
31 March 2018 as reported	4,796	150,197	(8,463)	(78,890)	67,640	967	68,607
Adoption of IFRS 9	—	—	—	(197)	(197)	(5)	(202)
Adoption of IFRS 15	—	—	—	2,457	2,457	81	2,538
1 April 2018 brought forward	4,796	150,197	(8,463)	(76,630)	69,900	1,043	70,943
Issue or reissue of shares[3]	—	(1,741)	1,834	(92)	1	—	1
Share-based payments	—	199	—	—	199	34	233
Issue of mandatory convertible bonds	—	3,848	—	—	3,848	—	3,848
Transactions with non-controlling interests in subsidiaries	—	—	—	(129)	(129)	307	178
Comprehensive (expense)/income	—	—	—	(6,333)	(6,333)	445	(5,888)
Dividends	—	—	—	(4,022)	(4,022)	(602)	(4,624)
Purchase of treasury shares[4]	—	—	(1,246)	—	(1,246)	—	(1,246)
31 March 2019	4,796	152,503	(7,875)	(87,206)	62,218	1,227	63,445

31 March 2019 as reported	4,796	152,503	(7,875)	(87,206)	62,218	1,227	63,445
Adoption of IFRS 16[5]	—	—	—	(261)	(261)	4	(257)
1 April 2019 brought forward	4,796	152,503	(7,875)	(87,467)	61,957	1,231	63,188
Issue or reissue of shares	1	1	73	(68)	7	—	7
Share-based payments	—	125	—	—	125	11	136
Transactions with non-controlling interests in subsidiaries	—	—	—	(58)	(58)	(102)	(160)
Comprehensive expense	—	—	—	1,696	1,696	423	2,119
Dividends	—	—	—	(2,317)	(2,317)	(348)	(2,665)
31 March 2020	4,797	152,629	(7,802)	(88,214)	61,410	1,215	62,625

Notes:

1. Includes share premium, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.

2. Includes accumulated losses and accumulated other comprehensive income.

3. Movements include the re-issue of 729.1 million shares (€1,742 million) in August 2017 and 799.1 million shares (€1,742 million) in February 2019 in order to satisfy the two tranches of the Mandatory Convertible Bond issued in February 2016.

4. This represents the irrevocable and non-discretionary share buyback programme announced on 28 January 2019.

5. See note 1 for the impact of the adoption of IFRS 16.  The comparative period results have not been restated for IFRS 16 “Leases”.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Unaudited condensed consolidated financial statements

Consolidated statement of cash flows

		Year ended 31 March
		2020	2019
	Note	€m	€m
Inflow from operating activities	6	17,379	12,980

Cash flows from investing activities
Purchase of interests in subsidiaries, net of cash acquired	4	(10,295)	(87)
Purchase of interests in associates and joint ventures		(1,424)	—
Purchase of intangible assets		(2,423)	(3,098)
Purchase of property, plant and equipment		(5,182)	(5,053)
Purchase of investments		(1,832)	(3,629)
Disposal of interests in subsidiaries, net of cash disposed	4	4,427	(412)
Disposal of property, plant and equipment and intangible assets		61	45
Disposal of investments		7,792	2,269
Dividends received from associates and joint ventures		417	498
Interest received		371	622
Cash flows from discontinued operations		—	(372)
Outflow from investing activities		(8,088)	(9,217)

Cash flows from financing activities
Issue of ordinary share capital and reissue of treasury shares		7	7
Net movement in short term borrowings		2,586	(541)
Proceeds from issue of long term borrowings		9,933	14,681
Repayment of borrowings		(16,028)	(6,180)
Purchase of treasury shares		(821)	(475)
Equity dividends paid		(2,296)	(4,064)
Issue of subordinated mandatory convertible bonds		—	3,848
Dividends paid to non-controlling shareholders in subsidiaries		(348)	(584)
Other transactions with non-controlling shareholders in subsidiaries		(160)	(221)
Other movements in loans with associates and joint ventures		59	42
Interest paid[1]		(2,284)	(1,297)
Cash flow from discontinued operations		—	(779)
(Outflow)/inflow from financing activities		(9,352)	4,437

Net cash (outflow)/inflow		(61)	8,200

Cash and cash equivalents at beginning of the financial year[2]		13,605	5,394
Exchange (loss)/gain on cash and cash equivalents		(256)	11
Cash and cash equivalents at end of the financial year[2]		13,288	13,605

Notes:

1. Amount for 2020 includes €273 million (2019: €131 million) of cash outflow on derivative financial instruments for the share buyback related to the second tranche of the mandatory convertible bond that matured during the year.

2. Includes cash and cash equivalents as presented in the statement of financial position of €13,284 million (31 March 2019: €13,637 million) and cash and cash equivalents presented in assets held for sale of €273 million (31 March 2019: €nil), together with overdrafts of €269 million (31 March 2019: €32 million).

Notes to the unaudited condensed consolidated financial statements

1                 Basis of preparation

These unaudited Condensed Consolidated Financial Statements of Vodafone Group Plc and its subsidiaries apply the same accounting policies, presentation and methods of calculation as those followed in the preparation of the Group’s consolidated financial statements for the year ended 31 March 2019, which were prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board and were also prepared in accordance with IFRS adopted by the European Union (‘EU’), the Companies Act 2006 and Article 4 of the EU IAS Regulations, with the exception of the adoption of IFRS 16 “Leases” as set out below and revisions to the calculation of amortisation of acquired customer base intangible assets. From 1 April 2019, the Group has revised the method of allocating the amortisation of acquired customer base intangibles over their useful economic lives from a sum of digits calculation to a straight-line basis.  Customer base assets at 1 April 2019 related to acquired joint ventures; the revision to the allocation methodology results in a €152 million reduction in losses recorded in the Group’s share of results of equity accounted associates and joint ventures for the year ended 31 March 2020. See note 4 for acquired intangible customer bases in the period.

Ernst & Young LLP has consented to the release of this Preliminary Announcement. The financial information presented in the unaudited Condensed Consolidated Financial Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended 31 March 2019 were published in Vodafone’s Annual Report and a copy was delivered to the Registrar of Companies for England and Wales. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act. A separate announcement will be made in accordance with Disclosure and Transparency Rules (DTR) 6.3 when the annual report and audited financial statements for the year ended 31 March 2020 are made available on the Company’s website, which is expected to be in June 2020.

New accounting pronouncements adopted

On 1 April 2019, the Group adopted new accounting policies to comply with amendments to International Financial Reporting Standards; the accounting pronouncement considered by the Group as significant on adoption was IFRS 16 “Leases” as set out below.

Other IFRS changes adopted on 1 April 2019, which had also been issued by the IASB and endorsed by the EU, have no material impact on the consolidated results, financial position or cash flows of the Group. Further details are provided on all changes to IFRS impacting the Group in the Group’s annual report for the year ended 31 March 2019.

IFRS 16 “Leases”

IFRS 16 “Leases” was adopted by the Group on 1 April 2019 with the cumulative retrospective impact reflected as an adjustment to equity on the date of adoption and therefore the comparative information has not been restated and continues to be reported under IAS 17 and IFRIC 4. The Group has applied the following expedients in relation to the adoption of IFRS 16:

•    The right-of-use assets were measured at an amount based on the lease liability at adoption; initial direct costs incurred when obtaining leases were excluded from this measurement. Lease prepayments and accruals previously recognised under IAS 17 at 31 March 2019 were added to and deducted from, respectively, the value of the right-of-use assets on adoption. In determining the cumulative retrospective impact recorded on 1 April 2019, some of the Group’s joint ventures have measured right-of-use assets, for certain leases, as if IFRS 16 had been applied since lease commencement but using their incremental borrowing rate at adoption; and

•    The Group impaired the right-of-use assets recognised on adoption by the value of the provisions for onerous leases held under IAS 37 at 31 March 2019 instead of performing a new impairment assessment for those assets on adoption.

The Group’s right-of-use assets are recorded together with property, plant and equipment assets and lease liabilities are recognised in borrowings.

The key differences between the Group’s IAS 17 accounting policy (the ‘previous policy’ which is disclosed in the Group’s Annual Report and Accounts for the year ended 31 March 2019) and the Group’s IFRS 16 accounting policy (which is provided below), as well as the primary impacts of applying IFRS 16 in the current financial period are disclosed below.

Notes to the unaudited condensed consolidated financial statements

Primary impacts of applying the IFRS 16 accounting policy

The primary impacts on the Group’s financial statements, and the key causes of the movements recorded in the consolidated statement of financial position on 1 April 2019, as a result of applying the IFRS 16 (‘current’) accounting policy in place of the previous policy under IAS 17 are:

•             Under IAS 17, lessees classified leases as either operating or finance leases. Operating lease costs were expensed on a straight-line basis over the period of the lease. Finance leases resulted in the recognition, in the statement of financial position, of an asset and a corresponding liability for lease payments, at present value. Under IFRS 16 all lease agreements give rise to the recognition of a right-of-use asset representing the right to use the leased item and a liability for any future lease payments over the ‘reasonably certain’ period of the lease, which may include future lease periods for which the Group has extension options.

•             Lessee accounting under IFRS 16 is similar to finance lease accounting for lessees under IAS 17; lease costs are recognised in the form of depreciation of the right-of-use asset and interest on the lease liability which is generally discounted at the incremental borrowing rate of the relevant Group entity, although the interest rate implicit in the lease is used when it is more readily determinable. Interest charges will typically be higher in the early stages of a lease and will reduce over the term. Lease interest costs are recorded in financing costs and associated cash payments are classified as financing cash flows in the Group’s cash flow statement.

•             Under IFRS 16, cash inflows from operating activities and payments classified within cash flow from financing activities both increase, as payments made at both lease inception and subsequently are characterised as repayments of lease liabilities and interest. Under IAS 17 operating lease payments were treated as an operating cash outflows. Net cash flow is not impacted by the change in policy.

•             Lessor accounting under IFRS 16 is similar to IAS 17. The only substantive change is that when the Group sub-leases assets it classifies the lease out as either operating or finance leases by reference to the terms of the head lease contract whereas under IAS 17 the classification was determined by reference to the underlying asset leased out. This has resulted in additional finance leases out (‘net investment in leases’) being recognised under IFRS 16.

•             The expedients applied at adoption, above, have resulted in reclassifications of lease-related prepayments, accruals and provisions at 1 April 2019 to the right-of-use assets. Where certain of the Group’s joint ventures have valued right-of-use assets as if IFRS 16 had been applied since lease inception, this has resulted in a reduction in the value of investments in associates and joint arrangements.

•             During the year ended 31 March 2019, an expense of €3,826 million was charged for operating leases and depreciation and interest of €71 million was charged for finance leases. During the year ended 31 March 2020, depreciation of €3,720 million and interest of €330 million has been charged in relation to leases.

IFRS 16 Accounting Policy

As a lessee

When the Group leases an asset, a right-of-use asset is recognised for the leased item and a lease liability is recognised for any lease payments to be paid over the lease term at the lease commencement date. The right-of-use asset is initially measured at cost, being the present value of the lease payments paid or payable, plus any initial direct costs incurred in entering the lease and less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis from the commencement date to the earlier of the end of the asset’s useful life or the end of the lease term. The lease term is the non-cancellable period of the lease plus any periods for which the Group is ‘reasonably certain’ to exercise any extension options (see below). The useful life of the asset is determined in a manner consistent to that for owned property, plant and equipment (as described in the Group’s Annual Report and Accounts for the year ended 31 March 2019). If right-of-use assets are considered to be impaired, the carrying value is reduced accordingly.

Lease liabilities are initially measured at the value of the lease payments over the lease term that are not paid at the commencement date and are usually discounted using the incremental borrowing rates of the applicable Group entity (the rate implicit in the lease is used if it is readily determinable). Lease payments included in the lease liability include both fixed payments and in-substance fixed payments during the term of the lease.

After initial recognition, the lease liability is recorded at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate (e.g. an inflation related increase) or if the Group’s assessment of the lease term changes; any change in the lease liability as a result of these changes also results in a corresponding change in the recorded right-of-use asset.

Notes to the unaudited condensed consolidated financial statements

As a lessor

Where the Group is a lessor, it determines at inception whether the lease is a finance or an operating lease. When a lease transfers substantially all the risks and rewards of ownership of the underlying asset then the lease is a finance lease; otherwise, the lease is an operating lease.

Where the Group is an intermediate lessor, the interests in the head lease and the sub-lease are accounted for separately and the lease classification of a sub-lease is determined by reference to the right-of-use asset arising from the head lease.

Income from operating leases is recognised on a straight-line basis over the lease term. Income from finance leases is recognised at lease commencement with interest income recognised over the lease term.

Lease income is recognised as revenue for transactions that are part of the Group’s ordinary activities (primarily leases of handsets or other equipment to customers or leases of wholesale access to the Group’s fibre and cable networks). The Group uses IFRS 15 to allocate the consideration in contracts between any lease and non-lease components.

Critical accounting judgements and key sources of estimation relating to IFRS 16

Lease identification

Whether an arrangement is considered a lease or a service contract depends on the analysis by management of both the legal form and substance of the arrangement between the Group and the counter-party to determine if control of an identified asset has been passed between the parties; if not, the arrangement is a service arrangement. Control exists if the Group obtains substantially all of the economic benefit from the use of the asset, and has the ability to direct its use, for a period of time. An identified asset exists where an agreement explicitly or implicitly identifies an asset or a physically distinct portion of an asset which the lessor has no substantive right to substitute.

The scenarios requiring the greatest judgement include those where the arrangement is for the use of fibre or other fixed telecommunication lines. Generally, where the Group has exclusive use of a physical line it is determined that the Group can also direct the use of the line and therefore leases will be recognised. Where the Group provides access to fibre or other fixed telecommunication lines to another operator on a wholesale basis the arrangement will generally be identified as a lease, whereas when the Group provides fixed line services to an end-user, generally control over such lines is not passed to the end-user and a lease is not identified.

The impact of determining whether an agreement is a lease or a service depends on whether the Group is a potential lessee or lessor in the arrangement and, where the Group is a lessor, whether the arrangement is classified as an operating or finance lease. The impacts for each scenario are described below where the Group is potentially:

•             A lessee. The judgement impacts the nature and timing of both costs and reported assets and liabilities. A lease results in an asset and a liability being reported and depreciation and interest being recognised; the interest charge will decrease over the life of the lease. A service contract results in operating expenses being recognised evenly over the life of the contract and no assets or liabilities being recorded (other than trade payables, prepayments and accruals).

•             An operating lessor. The judgement impacts the nature of income recognised. An operating lease results in lease income being recognised whilst a service contract results in service revenue. Both are recognised evenly over the life of the contract.

•             A finance lessor. The judgement impacts the nature and timing of both income and reported assets. A finance lease results in the lease income being recognised at commencement of the lease and an asset (the net investment in the lease) being recorded.

Lease term

Where leases include additional optional periods after an initial lease term, significant judgement is required in determining whether these optional periods should be included when determining the lease term. The impact of this judgement is significantly greater where the Group is a lessee. As a lessee, optional periods are included in the lease term if the Group is reasonably certain it will exercise an extension option or will not exercise a termination option; this depends on an analysis by management of all relevant facts and circumstances including the leased asset’s nature and purpose, the economic and practical potential for replacing the asset and any plans that the Group has in place for the future use of the asset. Where a leased asset is highly customised (either when initially provided or as a result of leasehold improvements) or it is impractical or uneconomic to replace then the Group is more likely to judge that lease extension options are reasonably certain to be exercised. The value of the right-of-use asset and lease liability will be greater when extension options are included in the lease term. The normal approach adopted for lease term by asset class is described below.

Notes to the unaudited condensed consolidated financial statements

The lease terms can vary significantly by type and use of asset and geography. In addition, the exact lease term is subject to the non-cancellable period and rights and options in each contract. Generally, lease terms are judged to be the longer of the minimum lease term and:

•             Between 5 and 10 years for land and buildings (excluding retail), with terms at the top end of this range if the lease relates to assets that are considered to be difficult to exit sooner for economic, practical or reputational reasons;

•             To the next contractual lease break date for retail premises (excluding breaks within the next 12 months);

•             Where leases are used to provide internal connectivity the lease term for the connectivity is aligned to the lease term or useful economic life of the assets connected; and

•             The customer service agreement length for leases of local loop connections or other assets required to provide fixed line services to individual customers.

In most instances the Group has options to renew or extend leases for additional periods after the end of the lease term which are assessed using the criteria above.

Transition disclosures

The weighted average incremental borrowing rate applied to the Group’s lease liabilities recognised in the balance sheet at 1 April 2019 was 3.5%.

The Group’s undiscounted operating lease commitments at 31 March 2019 were €10.8bn; the most significant differences between the IAS 17 operating lease commitments and the lease liabilities recognised on transition to IFRS 16 are set out below:

€bn
Operating lease commitments at 31 March 2019	10.8
Less effect of discounting on payments included in the operating lease commitment	(1.6)
Plus lease liabilities in respect of additional ‘reasonably certain’ lease extensions assumed under IFRS 16	0.8
Plus finance lease liabilities already reported under IAS 17	0.3
Lease liability opening balance reported at 1 April 2019	10.3

The Group applied the lease identification requirements of IFRS 16 at the date of adoption and no material changes to the Group’s lease portfolio were identified.

Notes to the unaudited condensed consolidated financial statements

The impact of the adoption of IFRS 16 on the consolidated statement of financial position at 1 April 2019 is set out below.

		Impact of adoption of
	31 March 2019	IFRS 16	1 April 2019
	€m	€m	€m
Non-current assets
Goodwill	23,353	—	23,353
Other intangible assets	17,652	—	17,652
Property, plant and equipment	27,432	10,226	37,658
Investments in associates and joint ventures	3,952	(270)	3,682
Other investments	870	—	870
Deferred tax assets	24,753	—	24,753
Post employment benefits	94	—	94
Trade and other receivables	5,170	21	5,191
Of which: Net investments in leases	3	133	136
	103,276	9,977	113,253
Current assets
Inventory	714	—	714
Taxation recoverable	264	—	264
Trade and other receivables	12,190	(339)	11,851
Of which: Net investments in leases	1	19	20
Other investments	13,012	—	13,012
Cash and cash equivalents	13,637	—	13,637
	39,817	(339)	39,478
Assets held for sale	(231)	—	(231)
Total assets	142,862	9,638	152,500

Equity
Called up share capital	4,796	—	4,796
Additional paid-in capital	152,503	—	152,503
Treasury shares	(7,875)	—	(7,875)
Accumulated losses	(116,725)	(261)	(116,986)
Accumulated other comprehensive income	29,519	—	29,519
Total attributable to owners of the parent	62,218	(261)	61,957

Non-controlling interests	1,227	4	1,231
Total non-controlling interests	1,227	4	1,231

Total equity	63,445	(257)	63,188

Non-current liabilities
Long-term borrowings	48,685	7,394	56,079
Deferred tax liabilities	478	—	478
Post employment benefits	551	—	551
Provisions	1,242	(9)	1,233
Trade and other payables	2,938	(37)	2,901
	53,894	7,348	61,242
Current liabilities
Short-term borrowings	4,270	2,646	6,916
Financial liabilities under put option arrangements	1,844	—	1,844
Taxation liabilities	596	—	596
Provisions	1,160	(76)	1,084
Trade and other payables	17,653	(23)	17,630
	25,523	2,547	28,070
Total equity and liabilities	142,862	9,638	152,500

Notes to the unaudited condensed consolidated financial statements

2                 Impairment review

Impairment testing was performed at 31 March 2020 and 31 March 2019. The methodology adopted for impairment testing for the year ended 31 March 2020 was consistent with that disclosed on page 117 and pages 130 to 135 of the Group’s annual report for the year ended 31 March 2019.

For the year ended 31 March 2020, the Group recorded impairment charges of €840 million, €630 million, €110 million and €105 million with respect to the Group’s investments in Spain, Ireland, Romania and Vodafone Automotive respectively. The impairment charges relate solely to goodwill and are recognised in the consolidated income statement within operating profit/(loss). The recoverable amounts for Spain, Ireland, Romania and Vodafone Automotive are €5.6 billion, €1.2 billion, €0.9 billion and €0.0 billion respectively, and based on value in use calculations.

The COVID-19 outbreak has developed rapidly in early 2020. Many countries have required businesses to limit or suspend operations and implemented travel restrictions and quarantine measures. The measures taken to contain the virus have adversely affected economic activity and disrupted many businesses. As the outbreak continues to progress and evolve, it is extremely challenging to predict the full extent and duration of its impact on Vodafone’s businesses and the countries where Vodafone operates. Based on information available as at 31 March 2020, management has made additional adjustments to the five-year business plans used in the Group’s impairment testing in order to reflect the estimated impact. The impairment charges recognised and discussed immediately below, are based on expected cash flows after applying these adjustments.

Challenging trading and economic conditions in Spain materialised in the prior financial year and management recognised an impairment charge following a reduction in projected cash flows. During the year ended 31 March 2020 there has been an observable repositioning towards low-cost brands and competitive intensity within the multi-branded market is expected to remain elevated in the medium term. These factors have led to management projecting lower cash flows and recognising an impairment charge with respect to the Group’s investment in Spain.

The impairment charge recognised with respect to Ireland is attributable to increased competition and the aforementioned increased economic uncertainty. As a consequence, growth and ARPUs are expected to be lower. Management has reflected these assumptions in expected cash flows.

The impairment charges recognised with respect to Romania and Vodafone Automotive reflect management’s latest assessment of likely trading and economic conditions in the five-year business plan. Management’s view of the long-term potential in these markets remains unchanged.

The Liberty Global assets acquired in July 2019 have been subsumed within existing cash-generating units in Germany, Czech Republic, Hungary and Romania. The primary reason for acquiring the businesses was to create a converged national provider of digital infrastructure in Germany, together with creating converged communications operators in the Czech Republic, Hungary and Romania. Following the integration of the acquired businesses, management considers the cash flows within these cash-generating units to be largely interdependent and monitors performance on a country-level basis.

On 31 March 2020, the Group merged its passive tower infrastructure in Italy with INWIT. On the date of the merger, management monitored performance of its operations in Italy on a country-wide basis and considered Vodafone Italy, including its passive tower infrastructure, to be one cash-generating unit for the purpose of impairment testing as at 31 March 2020. No impairment in relation to Vodafone Italy would be necessary if impairment testing was performed on a post-merger basis at 31 March 2020.

Value in use assumptions

The table below shows key assumptions used in the value in use calculations at 31 March 2020:

	Assumptions used in value in use calculation
	Germany	Italy	Spain	Ireland	Romania	Vodafone Automotive
	%	%	%	%	%	%
Pre-tax risk adjusted discount rate	7.5	10.3	9.2	7.6	10.2	9.1
Long-term growth rate	0.5	0.5	0.5	0.5	1.0	1.9
Projected adjusted EBITDA[1]	3.8	0.2	8.2	3.0	8.0	31.3
Projected capital expenditure[2]	20.1-20.7	12.5-13.4	16.2-18.1	10.7-15.2	13.7-18.5	14.1-23.4

Notes to the unaudited condensed consolidated financial statements

Sensitivity analysis

The estimated recoverable amount of the Group’s operations in Germany and Italy exceed their carrying values by €6.6 billion and €1.8 billion respectively. If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2020.

	Change required for carrying value to equal recoverable amount
	Germany	Italy
	pps	pps
Pre-tax risk adjusted discount rate	1.1	1.7
Long-term growth rate	(1.0)	(2.0)
Projected adjusted EBITDA[1]	(3.2)	(3.1)
Projected capital expenditure[2]	11.4	7.9

Notes:

1.        Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.

2.        Projected capital expenditure, which excludes licences and spectrum, is expressed as the range of capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

Management considered the following reasonably possible changes in the key adjusted EBITDA1 and long-term growth rate assumptions, leaving all other assumptions unchanged. Due to increased uncertainty following the COVID-19 outbreak, management has widened the range of reasonably possible changes in the key adjusted EBITDA growth rate assumption to plus or minus 5 percentage points (2019: 2 percentage points). The sensitivity analysis presented is prepared on the basis that the reasonably possible change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. The associated impact on the impairment assessment is presented in the table below, with the exception of Vodafone Automotive, where no reasonably possible change in the key assumptions would materially change the impairment charge recognised.

Management believes that no reasonably possible or foreseeable change in the pre-tax adjusted discount rate or projected capital expenditure2 would cause the difference between the carrying value and recoverable amount for any cash-generating unit to be materially different to the base case disclosed below.

	Recoverable amount less carrying value (prior to recognition of impairment charges)
	Germany	Italy	Spain	Ireland	Romania
	€bn	€bn	€bn	€bn	€bn
Base case as at 31 March 2020	6.6	1.8	(0.8)	(0.6)	(0.1)
Change in projected adjusted EBITDA[1]
Decrease by 5pps	(3.3)	(1.0)	(2.3)	(1.1)	(0.3)
Increase by 5pps	18.4	5.1	0.9	—	0.1
Change in long-term growth rate
Decrease by 1pps	0.2	0.8	(1.5)	(0.8)	(0.2)
Increase by 1pps	15.8	3.0	—	(0.4)	—

Notes:

1.        Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.

Notes to the unaudited condensed consolidated financial statements

The carrying values for Vodafone UK, Portugal, Czech Republic and Hungary include goodwill arising from acquisitions and/or the purchase of operating licences or spectrum rights. While the recoverable amounts for these operating companies are not materially greater than their carrying value, each has a lower risk of giving rise to an impairment that would be material to the Group given their relative size or the composition of their carrying value.

If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised in the year ended 31 March 2020.

	Change required for carrying value to equal recoverable amount
	UK	Portugal	Czech Republic	Hungary
	pps	pps	pps	pps
Pre-tax risk adjusted discount rate	1.1	1.5	1.7	1.9
Long-term growth rate	(1.3)	(1.6)	(1.8)	(2.2)
Projected adjusted EBITDA[1]	(2.3)	(3.4)	(4.0)	(3.9)
Projected capital expenditure[2]	4.5	7.1	12.5	9.1

Notes:

1.        Projected adjusted EBITDA is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.

2.        Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

VodafoneZiggo

The recoverable amount for VodafoneZiggo is not materially greater than its carrying value. If adverse impacts of economic, competitive, regulatory or other factors were to cause significant deterioration in the operations of VodafoneZiggo and the entity’s expected future cash flows, this may lead to an impairment loss being recognised.

3                 Taxation

	2020	2019
	€m	€m
United Kingdom corporation tax expense/(income)[1]
Current year	42	21
Adjustments in respect of prior years	(6)	(9)
Overseas current tax expense/(income)
Current year	900	1,098
Adjustments in respect of prior years	80	(48)
Total current tax expense	1,016	1,062

Deferred tax on origination and reversal of temporary differences
United Kingdom deferred tax	(318)	(232)
Overseas deferred tax	552	666
Total deferred tax expense	234	434
Total income tax expense	1,250	1,496

Note:

1.       UK operating profits are more than offset by statutory allowances for capital investment in the UK network and systems plus ongoing interest costs including those arising from the €10.7 billion of spectrum payments to the UK government in 2000, 2013 and 2018.

The year ended 31 March 2020 includes a reduction in our deferred tax assets in Luxembourg of €881 million (2019: €nil) following a reduction in the Luxembourg corporate tax rate. The Group expects to use its losses in Luxembourg over a period of between 40 and 45 years and the losses in Germany over a period of between 9 and 14 years. The actual use of these losses and the period over which they may be used is dependent on many factors which may change. These factors include the level of profitability in both Luxembourg and Germany, changes in tax law and changes to the structure of the Group. Further details about the Group’s tax losses can be found in note 6 of the Group’s consolidated financial statements for the year ended 31 March 2019.

Overseas deferred tax expense for the year ended 31 March 2019 includes the derecognition of a deferred tax asset of €1,166 million in Spain following a reassessment of expected future business performance and consequently lower projected cash flows.

Notes to the unaudited condensed consolidated financial statements

4                 Acquisitions and disposals

In transactions with non-controlling parties that do not result in a change in control, the difference between the fair value of the consideration paid or received and the amount which the non-controlling interest is adjusted is recognised in equity.

The aggregate cash consideration in respect of purchases in subsidiaries, net of cash acquired, is as follows:

	2020	2019
	€m	€m
Cash consideration paid
European Liberty Global assets	10,313	—
Other acquisitions during the period	108	61
Net cash acquired	(126)	26
	10,295	87

European Liberty Global assets

On 31 July 2019, the Group completed the acquisition of a 100% interest in Unitymedia GmBH (‘Unitymedia’) and Liberty Global’s operations (excluding its “Direct Home” business) in the Czech Republic (‘UPC Czech’), Hungary (‘UPC Hungary’) and Romania (‘UPC Romania’) for an aggregate net cash consideration of €10,313 million. The primary reason for acquiring the business was to create a converged national provider of digital infrastructure in Germany, together with creating converged communications operators in the Czech Republic, Hungary and Romania.

The purchase price allocation is set out in the table below.

Fair value
€m
Net assets acquired
Identifiable intangible assets[1]	5,818
Property, plant and equipment	4,737
Inventory	2
Trade and other receivables	856
Other investments	2
Cash and cash equivalents	109
Current and deferred taxation	(1,904)
Short and long-term borrowings	(9,527)
Trade and other payables	(1,066)
Post employment benefits	(40)
Provisions	(178)
Net identifiable liabilities acquired	(1,191)
Goodwill[2]	11,504
Total consideration[3]	10,313

Notes:

1.       Identifiable intangible assets of €5,818 million consisted of customer relationships of €5,569 million, brand of €71 million and software of €178 million.

2.       The goodwill is attributable to future profits to be generated from new customers and the synergies expected to arise after the Group’s acquisition of the business.

3.       Transaction costs of €46 million were charged in the Group’s consolidated income statement in the year ended 31 March 2020.

From the date of acquisition, the acquired entities have contributed €1,993 million of revenue and a loss of €247 million towards the profit before tax of the Group. If the acquisition had taken place at the beginning of the financial year, revenue would have been €45,975 million and the profit before tax would have been €822 million.

Other acquisitions

During the year ended 31 March 2020, the Group completed certain acquisitions for an aggregate consideration of €276 million, of which €108 million has been paid in cash. The aggregate provisional fair values of goodwill, identifiable assets and liabilities of the acquired operations were €248 million, €113 million and €85 million, respectively.

Notes to the unaudited condensed consolidated financial statements

Disposals

The difference between the carrying value of the net assets disposed of and the fair value of consideration received is recorded as a gain or loss on disposal. Foreign exchange translation gains or losses relating to subsidiaries that the Group has disposed of, and that have previously recorded in other comprehensive income or expense, are also recognised as part of the gain or loss on disposal.

Vodafone New Zealand

On 31 July 2019, the Group sold its 100% interest in Vodafone New Zealand Limited (‘Vodafone New Zealand’) for consideration of NZD $3.4 billion (€2.0 billion). The table below summarises the net assets disposed and the resulting gain on disposal of €1.1 billion.

€m
Goodwill	(243)
Other intangible assets	(155)
Property, plant and equipment	(783)
Inventory	(29)
Trade and other receivables	(244)
Investments in associates and joint ventures	(4)
Current and deferred taxation	(11)
Short and long-term borrowings	215
Trade and other payables	261
Provisions	35
Net assets disposed	(958)
Net cash proceeds arising from the transaction	2,023
Other effects[1]	13
Net gain on transaction[2]	1,078

Note:

1.       Includes €59 million of recycled foreign exchange losses.

2.       Recorded within Other income and expense in the Consolidated income statement.

Tower infrastructure in Italy

On 31 March 2020, the Group merged its passive tower infrastructure in Italy with Infrastrutture Wireless Italiane S.p.A. (‘INWIT’), creating the leading tower company in Italy (the “combination”). As part of the combination, Vodafone received proceeds of €2,140 million and a 37.5% shareholding in the combined entity. As a result of the transaction, we no longer consolidate the tower assets and account for our interest as a joint venture using the equity method. We have also entered into an agreement to lease space on the mobile base stations to locate network equipment (see note 20 “Leases”). The Group recognised a net gain on the combination of €3,356 million.

€m
Goodwill	(1,320)
Property, plant and equipment	(548)
Trade and other receivables	(164)
Current and deferred taxation	44
Short and long-term borrowings	270
Trade and other payables	79
Provisions	40
Net assets contributed into INWIT	(1,599)
Fair value of investment in INWIT[1]	3,559
Net cash proceeds arising from the transaction	2,140
Restriction of gain (Note 20)	(744)
Net gain on formation[2]	3,356

Notes:

1.        The fair value of €3,559 million comprises an investment of €3,345 million recorded within Investments in associates and joint ventures and a dividend receivable of €214 million, recorded within Trade and other receivables.

2.        Recorded within Other income and expense in the Consolidated income statement.

Vodafone Malta

On 31 March 2020, the Group sold its 100% interest in Vodafone Malta Limited (‘Vodafone Malta’) for consideration of €242 million.  A net gain on disposal of €170 million has been recorded in the Consolidated Income Statement.

Notes to the unaudited condensed consolidated financial statements

Vodafone Idea Limited (‘Vodafone Idea’)

On 31 August 2018, the Group combined the operations of its subsidiary, Vodafone India (excluding its 42% stake in Indus Towers), with Idea Cellular Limited (‘Idea’), to create Vodafone Idea, a company jointly controlled by Vodafone and the Aditya Birla Group (‘ABG’).

As a result, the Group no longer consolidates its previous interest in Vodafone India which was presented within discontinued operations in the comparative period and now accounts for its 45.2% interest in Vodafone Idea as a joint venture using the equity method.

On disposal, Vodafone India was valued based on the number of shares the Group held in the merged entity post completion and the Idea share price on 31 August 2018 (INR 51.50). The value was also adjusted for the proceeds from the sale of the 4.8% stake in Vodafone Idea from the Vodafone Group to ABG. As the price per share and proceeds from the sale to ABG are readily observable and no further adjustments were made, the valuation is considered to be a “level 1” valuation as per IFRS 13. As a result of the transaction, the Group recognised a net loss of €3,420 million, including a loss on disposal of €1,276 million and a foreign exchange loss of €2,079 million.

2019
€m
Other intangible assets	(6,138)
Property, plant and equipment	(3,091)
Trade and other receivables	(1,572)
Other investments	(6)
Cash and cash equivalents[1]	(751)
Current and deferred taxation	(2,790)
Short and long-term borrowings	7,896
Trade and other payables	1,669
Provisions	720
Net assets contributed into Vodafone Idea	(4,063)
Fair value of investment in Vodafone Idea[2]	2,467
Net cash proceeds arising from the transaction[1]	320
Other effects[3]	(2,144)
Net loss on formation of Vodafone Idea[2]	(3,420)

Notes:

1.       Included in Disposal of interests in subsidiaries, net of cash disposed within the consolidated statement of cash flows.

2.       Includes a loss of €603 million related to the re-measurement of our retained interest in Vodafone Idea.

3.       Includes €2,079 million of recycled foreign exchange losses.

5                 Equity dividends

	2020	2019
	€m	€m
Declared and paid during the year
Final dividend for the year ended 31 March 2019 of 4.16 eurocents per share (2018: 10.23 eurocents per share)	1,112	2,729
Interim dividend for the year ended 31 March 2020 of 4.50 eurocents per share (2019: 4.84 eurocents per share)	1,205	1,293
	2,317	4,022

Proposed after the end of the reporting period and not recognised as a liability:
Final dividend for the year ended 31 March 2020 of 4.50 eurocents per share (2019: 4.16 eurocents per share)	1,205	1,112

Notes to the unaudited condensed consolidated financial statements

6                 Reconciliation of net cash flow from operating activities

	2020	2019
	€m	€m
Loss for the financial year	(455)	(7,644)
Loss for the financial year from discontinued operations	—	3,535
Loss for the financial year from continuing operations	(455)	(4,109)
Non-operating expense	3	7
Investment income	(248)	(433)
Financing costs	3,549	2,088
Income tax expense	1,250	1,496
Operating profit/(loss)	4,099	(951)
Adjustments for:
Share-based payments and other non-cash charges	146	147
Depreciation and amortisation	14,174	9,795
Loss on disposal of property, plant and equipment and intangible assets	51	33
Share of result of equity accounted associates and joint ventures	2,505	908
Impairment losses	1,685	3,525
Other (income)/expense	(4,281)	148
Decrease/(increase) in inventory	68	(131)
(Increase)/decrease in trade and other receivables	(38)	(31)
Increase/(decrease) in trade and other payables	(100)	739
Cash generated by operations	18,309	14,182
Net tax paid	(930)	(1,131)
Cash flow from discontinued operations	—	(71)
Net cash flow from operating activities	17,379	12,980

7                 Investment in associates and joint ventures

The investment in joint ventures at 31 March 2020 includes €3,345 million in respect of the Group’s interest in INWIT (see note 4).

The equity accounted results for Vodafone Idea Limited (‘Vodafone Idea’) for the period included an estimate for a material charge for amounts due following the recent Supreme Court of India judgement in the case “Union of India v Association of Unified Telecom Service Providers of India and others” regarding the definition of adjusted gross revenue (‘AGR’) used to calculate regulatory fees. Further detail is provided in note 8.

The Group’s recorded share of Vodafone Idea’s resulting losses has been restricted to the amount that reduced the Group’s carrying value in Vodafone Idea to €nil at 30 September 2019. The Group’s carrying value was €1,392 million at 31 March 2019 and in May 2019, the Group invested €1,410 million via a rights issue.

Significant uncertainties exist in relation to Vodafone Idea’s ability to generate the cash flow that it needs to settle, or refinance its liabilities and guarantees as they fall due, including those relating to the AGR judgement.

The value of the Group’s 42% shareholding in Indus Towers Limited (‘Indus’) is, in part, dependent on the income generated by Indus from tower rentals to major customers, including Vodafone Idea. Any inability of these major customers to pay such amounts in the future may result in an impairment in the carrying value of the Group’s investment in Indus (31 March 2020: €766 million).

	2020	2019
	€m	€m
Investment in joint ventures	5,323	3,399
Investment in associates	508	553
31 March	5,831	3,952

Notes to the unaudited condensed consolidated financial statements

8                 Commitments, contingent liabilities and legal proceedings

The Company and its subsidiaries are currently, and may from time to time become, involved in a number of legal proceedings, including inquiries from, or discussions with, governmental authorities that are incidental to their operations. However, save as disclosed below, the Company does not believe that it or its subsidiaries are currently involved in (i) any legal or arbitration proceedings (including any governmental proceedings which are pending or known to be contemplated) which may have, or have had in the 12 months preceding the date of this report, a material adverse effect on the financial position or profitability of the Group; or (ii) any material proceedings in which any of the Company’s Directors, members of senior management or affiliates are either a party adverse to the Company or its subsidiaries or have a material interest adverse to the Company or its subsidiaries. Due to inherent uncertainties, the Company cannot make any accurate quantification of any cost, or timing of such cost, which may arise from any of the legal proceedings referred to in this Annual Report, however costs in complex litigation can be substantial.

Indian tax cases

In August 2007 and September 2007, Vodafone India Limited (‘Vodafone India’) and Vodafone International Holdings BV (‘VIHBV’) respectively received notices from the Indian tax authority alleging potential liability in connection with an alleged failure by VIHBV to deduct withholding tax from consideration paid to the Hutchison Telecommunications International Limited group (‘HTIL’) in respect of HTIL’s gain on its disposal to VIHBV of its interests in a wholly-owned Cayman Island incorporated subsidiary that indirectly holds interests in Vodafone India. Following approximately five years of litigation in the Indian courts in which VIHBV sought to set aside the tax demand issued by the Indian tax authority, in January 2012 the Supreme Court of India handed down its judgement, holding that VIHBV’s interpretation of the Income Tax Act 1961 was correct, that the HTIL transaction in 2007 was not taxable in India, and that consequently, VIHBV had no obligation to withhold tax from consideration paid to HTIL in respect of the transaction. The Supreme Court of India quashed the relevant notices and demands issued to VIHBV in respect of withholding tax and interest.

On 28 May 2012 the Finance Act 2012 became law. The Finance Act 2012, which amended various provisions of the Income Tax Act 1961 with retrospective effect, contained provisions intended to tax any gain on transfer of shares in a non-Indian company, which derives substantial value from underlying Indian assets, such as VIHBV’s transaction with HTIL in 2007. Further, it sought to subject a purchaser, such as VIHBV, to a retrospective obligation to withhold tax. VIHBV received a letter on 3 January 2013 from the Indian tax authority reminding it of the tax demand raised prior to the Supreme Court of India’s judgement and purporting to update the interest element of that demand to a total amount of INR142 billion, which included principal and interest as calculated by the Indian tax authority but did not include penalties.

On 10 January 2014, VIHBV served an amended trigger notice on the Indian Government under the Netherlands-India Bilateral Investment Treaty (‘Dutch BIT’), supplementing a trigger notice filed on 17 April 2012, immediately prior to the Finance Act 2012 becoming effective, to add claims relating to an attempt by the Indian Government to tax aspects of the transaction with HTIL under transfer pricing rules. A trigger notice announces a party’s intention to submit a claim to arbitration and triggers a cooling off period during which both parties may seek to resolve the dispute amicably. Notwithstanding their attempts, the parties were unable to amicably resolve the dispute within the cooling off period stipulated in the Dutch BIT. On 17 April 2014, VIHBV served its notice of arbitration under the Dutch BIT, formally commencing the Dutch BIT arbitration proceedings.

In June 2016, the tribunal was fully constituted with Sir Franklin Berman KCMG QC appointed as presiding arbitrator. The Indian Government raised objections to the application of the treaty to VIHBV’s claims and to the jurisdiction of the tribunal under the Dutch BIT. On 19 June 2017, the tribunal decided to try both these jurisdictional objections along with the merits of VIHBV’s claim in February 2019. Further attempts by the Indian Government to have the jurisdiction arguments heard separately also failed. VIHBV filed its response to India’s defence in July 2018 and India responded in December 2018. The arbitration hearing took place in February 2019, and a decision is expected mid to late 2020.

Separately, on 15 June 2015, Vodafone Group Plc and Vodafone Consolidated Holdings Limited served a trigger notice on the Indian Government under the United Kingdom-India Bilateral Investment Treaty (‘UK BIT’) in respect of retrospective tax claims under the Income Tax Act 1961 (as amended by the Finance Act 2012). Although relating to the same underlying facts as the claim under the Dutch BIT, the claim brought by Vodafone Group Plc and Vodafone Consolidated Holdings Limited is a separate and distinct claim under a different treaty. On 24 January 2017, Vodafone Group Plc and Vodafone Consolidated Holdings Limited served a Notice of Arbitration on the Indian Government formally commencing the arbitration.

The Indian Government has indicated that it considers the arbitration under the UK BIT to be an abuse of process but this is strongly denied by Vodafone. On 22 August 2017, the Indian Government obtained an injunction from the Delhi High Court preventing Vodafone from progressing the UK BIT arbitration. Vodafone was not present when India obtained this injunction and applied to dismiss it. On 26 October 2017, the Delhi High Court varied its order to permit Vodafone to participate in the formation of the UK BIT tribunal. The UK BIT tribunal now consists of Marcelo Kohen, an Argentinian national and professor of international law in Geneva (appointed by India), Neil Kaplan, a British national (appointed by Vodafone Group Plc) and Professor Campbell McLachlan QC, a New Zealand national (appointed by the parties as presiding arbitrator). On 7 May 2018, the Delhi High Court dismissed the injunction. The Indian Government appealed the decision and hearings took place in 2018 and 2019, with frequent adjournments.

Notes to the unaudited condensed consolidated financial statements

The case will be heard once the courts reopen after the COVID-19 lockdown has passed. In the meantime, Vodafone has undertaken to take no steps advancing the UK BIT pending resolution of the Indian Government’s appeal.

On 12 February 2016, VIHBV received a notice dated 4 February 2016 of an outstanding tax demand of INR221 billion (which included interest accruing since the date of the original demand) along with a statement that enforcement action, including against VIHBV’s indirectly held assets in India, would be taken if the demand was not satisfied. On 29 September 2017, VIHBV received an electronically generated demand in respect of alleged principal, interest and penalties in the amount of INR190.7 billion. This demand does not appear to have included any element for alleged accrued interest liability.

Separate proceedings in the Bombay High Court taken against VIHBV to seek to treat it as an agent of HTIL in respect of its alleged tax on the same transaction, as well as penalties of up to 100% of the assessed withholding tax for the alleged failure to have withheld such taxes, were listed for hearing at the request of the Indian Government on 21 April 2016 despite the issue having been ruled upon by the Supreme Court of India. The hearing has since been periodically listed and then adjourned or not reached hearing. VIHBV and Vodafone Group Plc will continue to defend vigorously any allegation that VIHBV or Vodafone India is liable to pay tax in connection with the transaction with HTIL and will continue to exercise all rights to seek redress including pursuant to the Dutch BIT and the UK BIT. We have not recorded a provision in respect of the retrospective provisions of the Income Tax Act 1961 (as amended by the Finance Act 2012) and any tax demands based upon such provisions.

Other Indian tax cases

Vodafone India Services Private Limited (‘VISPL’) (formerly 3GSPL) is involved in a number of tax cases with total claims exceeding €450 million plus interest, and penalties of up to 300% of the principal.

VISPL tax claims

VISPL has been assessed as owing tax of approximately €258 million (plus interest of €521 million) in respect of (i) a transfer pricing margin charged for the international call centre of HTIL prior to the 2007 transaction with Vodafone for HTIL assets in India; (ii) the sale of the international call centre by VISPL to HTIL; and (iii) the acquisition of and/or the alleged transfer of options held by VISPL for Vodafone India. The first two of the three heads of tax are subject to an indemnity by HTIL. The larger part of the potential claim is not subject to any indemnity. VISPL unsuccessfully challenged the merits of the tax demand in the statutory tax tribunal and the jurisdiction of the tax office to make the demand in the High Court. The Tax Appeal Tribunal heard the appeal and ruled in the Tax Office’s favour. VISPL lodged an appeal (and stay application) in the Bombay High Court which was concluded in early May 2015. On 13 July 2015 the tax authorities issued a revised tax assessment reducing the tax VISPL had previously been assessed as owing in respect of (i) and (ii) above. In the meantime, (i) a stay of the tax demand on a deposit of £20 million and (ii) a corporate guarantee by VIHBV for the balance of tax assessed remain in place. On 8 October 2015, the Bombay High Court ruled in favour of Vodafone in relation to the options and the call centre sale. The Tax Office has appealed to the Supreme Court of India. A hearing has been adjourned with no specified date.

Indian regulatory cases

Litigation remains pending in the Telecommunications Dispute Settlement Appellate Tribunal (‘TDSAT’), High Courts and the Supreme Court of India in relation to a number of significant regulatory issues including mobile termination rates, spectrum and licence fees, licence extension and 3G intracircle roaming.

Vodafone Idea

As part of the agreement to merge Vodafone India and Idea Cellular, the parties agreed a mechanism for payments between the Group and Vodafone Idea Limited (‘VIL’) pursuant to the crystallisation of certain identified contingent liabilities in relation to legal, regulatory, tax and other matters, including the AGR case, and refunds relating to Vodafone India and Idea Cellular.

Cash payments or cash receipts relating to the aforementioned matters must have been made or received by VIL before any amount becomes due from or owed to the Group. Any future payments by the Group to VIL as a result of this agreement would only be made after satisfaction of this and other contractual conditions. The Group’s potential exposure under this mechanism is capped at INR 84 billion (approximately €1 billion).

Having considered the payments made and refunds received by VIL in relation to certain contingent liabilities relating to Vodafone India and Idea Cellular, including those relating to the AGR case, and the significant uncertainties in relation to VIL’s ability to settle all liabilities relating to the AGR judgement, the Group has assessed a cash outflow of €235 million under the agreement to be probable at this time. On 22 April 2020, the Group announced that it has made an advance payment of US $200 million to VIL for amounts likely to be due under the terms of this mechanism.

Notes to the unaudited condensed consolidated financial statements

3G Intra Circle Roaming: Vodafone India and others v Union of India

In April 2013, the Indian Department of Telecommunications (‘DoT’) issued a stoppage notice to Vodafone India’s operating subsidiaries and other mobile operators requiring the immediate stoppage of the provision of 3G services on other operators’ mobile networks in an alleged breach of licence claim. The DoT also imposed a fine of approximately €5.5 million. Vodafone India applied to the Delhi High Court for an order quashing the DoT’s notice.

Interim relief from the notice was granted (but limited to existing customers at the time with the effect that Vodafone India was not able to provide 3G services to new customers on other operators’ 3G networks pending a decision on the issue). The dispute was referred to the TDSAT for decision, which ruled on 28 April 2014 that Vodafone India and the other operators were permitted to provide 3G services to their customers (current and future) on other operators’ networks. The DoT has appealed the judgement and sought a stay of the tribunal’s judgement. The DoT’s stay application was rejected by the Supreme Court of India. The matter is pending before the Supreme Court of India.

Other public interest litigation

Three public interest litigations have been initiated in the Supreme Court of India against the Indian Government and private operators on the grounds that the grant of additional spectrum beyond 4.4/6.2MHz was illegal. The cases seek appropriate investigation and compensation for the loss to the exchequer.

One time spectrum charges: Vodafone India v Union of India

The Indian Government has sought to impose one time spectrum charges of approximately €400 million on certain operating subsidiaries of Vodafone India. Vodafone India filed a petition before the TDSAT challenging the one time spectrum charges on the basis that they are illegal, violate Vodafone India’s licence terms and are arbitrary, unreasonable and discriminatory. The tribunal stayed enforcement of the Government’s spectrum demand pending resolution of the dispute. In July 2019, the TDSAT upheld the demand, in part, and in October VIL filed an appeal which was heard in the Supreme Court in March 2020. The Court rejected VIL’s appeal, upholding the TDSAT order. The DoT may now seek payment in accordance with that order.

Adjusted Gross Revenue (‘AGR’) dispute before the Supreme Court of India: VIL and others v Union of India

The DoT has been in dispute with telecom service providers in India for over a decade concerning the correct interpretation of licence provisions for fees based on AGR, a concept that is used in the calculation of licence and other fees payable by telecom service providers. On an appeal to the Supreme Court from a decision of the TDSAT substantially upholding the telecom service providers’ interpretation of AGR, the Supreme Court on 24 October 2019 held against the telecom service providers, including VIL. The Supreme Court’s ruling in favour of the DoT rendered the telecom service providers, including VIL, liable for principal, interest, penalties and interest on penalties on demands of the DoT in relation to licence fees. The DoT demands became due and payable within three months of the Supreme Court judgement.

In November 2019, the DoT issued an order for the AGR judgement debt to be determined through self-assessment and paid on or before 23 January 2020. VIL and other operators filed review petitions against the judgment, which were heard and dismissed on 16 January 2020. On 23 January 2020, the DoT announced that it would not take coercive action against telecom service providers which have not repaid their respective AGR judgement debts. Consequently, VIL and others did not pay any amount to the DoT. On 14 February 2020, after hearing applications from VIL and other operators, the Supreme Court ordered the DoT to withdraw its non-coercive order as well as requiring all Directors of VIL and other relevant operators to show cause as to why contempt proceedings should not be brought against them. VIL filed its response on 6 March 2020. In another hearing on 18 March 2020, the Supreme Court ordered that no exercise of self-assessment/re-assessment should be performed and that the dues, as calculated by the DoT, should apply as per their original ruling in October 2019.

Based on submissions of the DoT in the Supreme Court proceedings (which the Group is unable to confirm as to their accuracy), VIL’s current liability appears to be INR 514 billion (€6.2 billion). The next hearing, where the Supreme Court is expected to consider the DoT’s request to give a reasonable time for payment to be made, has been delayed as a result of the COVID-19 related restrictions.

Other cases in the Group

Patent litigation

Germany

The telecoms industry is currently involved in significant levels of patent litigation brought by non-practising entities (‘NPEs’) which have acquired patent portfolios from current and former industry companies. Vodafone is currently a party to patent litigation cases in Germany brought against Vodafone Germany by IPCom and Intellectual Ventures. Vodafone has contractual indemnities from suppliers which have been invoked in relation to the alleged patent infringement liability.

Notes to the unaudited condensed consolidated financial statements

Spain

Vodafone Group Plc has been sued in Spain by TOT Power Control (‘TOT’), an affiliate of Top Optimized Technologies. The claim makes a number of allegations including patent infringement, with TOT initially seeking over €500 million from Vodafone Group Plc as well as an injunction against using the technology in question. Vodafone’s initial challenge of the appropriateness of Spain as a venue for this dispute was denied. Vodafone Group Plc appealed the denial and was partially successful. In a decision dated 30 October 2017, the court ruled that while it did have jurisdiction to hear the infringement case relating to the Spanish patent, it was not competent to hear TOT’s contractual and competition law claims. This decision is subject to appeal. TOT’s application for an injunction was unsuccessful and TOT is appealing. The trial took place in September 2018 and in January 2020 judgment was handed down in Vodafone’s favour. TOT has appealed but is no longer seeking €500 million from Vodafone Group Plc.

UK

On 22 February 2019, IPCom sued Vodafone Group Plc and Vodafone Limited for alleged patent infringement of two patents claimed to be essential to UMTS and LTE network standards. If IPCom could have established that one or more of its patents were valid and infringed, it could have sought an injunction against the UK network if a global licence for the patents was not agreed. The Court ordered expedited trials of the infringement and validity issues. The first was in November 2019 and the second in May 2020. However, after the trial in November 2019 the risk of injunction was removed, and IPCom has given up the second trial listed for May 2020. TOT, who had previously sued Vodafone in Spain, in December 2019 brought a similar claim in the English High Court. Vodafone is challenging jurisdiction.

Germany: Kabel Deutschland takeover - class actions

The German courts have been determining the adequacy of the mandatory cash offer made to minority shareholders in Vodafone’s takeover of Kabel Deutschland. Hearings took place in May 2019 and a decision was delivered in November 2019 in Vodafone’s favour, rejecting all claims by minority shareholders. A number of shareholders have appealed.

Italy: British Telecom (Italy) v Vodafone Italy

The Italian Competition Authority concluded an investigation in 2007 when Vodafone Italy gave certain undertakings in relation to allegations that it had abused its dominant position in the wholesale market for mobile termination. In 2010, British Telecom (Italy) brought a civil damages claim against Vodafone Italy on the basis of the Competition Authority’s investigation and Vodafone Italy’s undertakings. British Telecom (Italy) sought damages in the amount of €280 million for abuse of dominant position by Vodafone Italy in the wholesale fixed to mobile termination market for the period from 1999 to 2007. A court appointed expert delivered an opinion to the Court that the range of damages in the case should be in the region of €10 million to €25 million which was reduced in a further supplementary report published in September 2014 to a range of €8 million to €11 million. Judgment was handed down by the court in August 2015, awarding €12 million (including interest) to British Telecom (Italy).

British Telecom (Italy) appealed the amount of the damages to the Court of Appeal of Milan. In addition, British Telecom (Italy) has asked again for a reference to the European Court of Justice for an interpretation of the European community law on antitrust damages. Vodafone Italy also filed an appeal which was successful. British Telecom (Italy) was ordered to repay to Vodafone Italy the €12 million with interest and legal costs. British Telecom (Italy) filed an appeal to the Supreme Court in September 2018. A decision is not expected for several years.

Italy: Telecom Italia v Vodafone Italy (‘TeleTu’)

Telecom Italia brought civil claims against Vodafone Italy in relation to TeleTu’s alleged anti-competitive retention of customers. Telecom Italia seeks damages in the amount of €101 million. The Court decided on 9 June 2015 to appoint an expert to verify whether TeleTu has put in place anticompetitive retention activities. The expert prepared a draft report with a range of damages from €nil—9 million. Vodafone filed its defences in December 2019 and a decision is expected during 2020.

Italy: Iliad v Vodafone Italy

In August 2019, Iliad filed a claim for €500 million against Vodafone Italy in the Civil Court of Milan. The claim alleges anti-competitive behaviour in relation to portability and certain advertising campaigns by Vodafone Italy. Two preliminary hearings have taken place, with two more scheduled for April but now postponed to May 2020.

Italian competition regulator

On 15 February 2018, the Italian competition regulator (AGCM) started proceedings against TIM, Fastweb, Wind/3 and the national telecom industry association (Asstel) as well as Vodafone Italy, alleging that the Italian telecoms operators shared competitively sensitive information and coordinated their initiatives in relation to their responses to a legislative change requiring them to switch from 28-day to monthly billing cycles. The telecom operators submitted their written responses to the AGCM’s Statement of Objections, denying all allegations. On 31 January 2020 the AGCM issued its decision, imposing fines totaling €229 million against the operators, including €60 million against Vodafone. Vodafone Italy is appealing this decision.

Notes to the unaudited condensed consolidated financial statements

Greece: Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece, Vodafone Group Plc and certain Directors and Officers of Vodafone

In December 2013, Mr. and Mrs. Papistas, and companies owned or controlled by them, brought three claims in the Greek court in Athens against Vodafone Greece, Vodafone Group Plc and certain Directors and officers of Vodafone Greece and Vodafone Group Plc for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangement with a Papistas company. Approximately €1.0 billion of the claim was directed exclusively at two former Directors of Vodafone. The balance of the claim (approximately €285.5 million) was sought from Vodafone Greece and Vodafone Group Plc on a joint and several basis. Both cases were adjourned to a hearing in September 2018, at which the plaintiffs withdrew all of their claims against Vodafone and its Directors. On 31 December 2018, the plaintiff filed a new, much lower value claim against Vodafone Greece, dropping the individual Directors and Vodafone Group Plc as defendants. On 5 April 2019, Mr Papistas withdrew this latest lawsuit, but in October 2019 filed several new cases against Vodafone Greece with a total value of approximately €330 million. Vodafone filed a counter claim and all claims were heard in February 2020, although Mr Papistas did not make the stamp duty payments required by the Court to have his case considered.

Netherlands: Consumer credit/handset case

In February 2016, the Dutch Supreme Court ruled on the Dutch implementation of the EU Consumer Credit Directive and “instalment sales agreements” (a Dutch law concept), holding that bundled “all-in” mobile subscription agreements (i.e. device along with mobile services) are considered consumer credit agreements. As a result, VodafoneZiggo, together with the industry, has been working with the Ministry of Finance and the Competition Authority on compliance requirements going forward for such offers. The ruling also has retrospective effect.

A number of small claims were submitted by individual customers in the small claims courts. On 15 February 2018, Consumentenbond (a claims agency) initiated collective claim proceedings against VodafoneZiggo, Tele2, T-Mobile and now KPN. A preliminary understanding has been reached with the claims agency and the Dutch Consumer Federation, to be finalised during 2020. As a result, the collective claim proceedings against VodafoneZiggo have been withdrawn.

UK: Phones 4U in Administration v Vodafone Limited and Vodafone Group Plc and Others

In December 2018 the administrators of former UK indirect seller Phones 4U sued the three main UK mobile network operators (MNOs), including Vodafone, and their parent companies. The administrators allege a conspiracy between the MNOs to pull their business from Phones 4U thereby causing its collapse. The value of the claim is not pleaded but we understand it to be the total value of the business, possibly around £1 billion. Vodafone’s alleged share of the liability is also not pleaded. Vodafone filed its defence on 18 April 2019, along with several other defendants, and the Administrators filed their Replies in October 2019. A case management hearing took place in March 2020, with another one scheduled for June 2020.

9                 Subsequent events

Accelerated payment to Vodafone Idea

On 22 April 2020, the Group announced that it had accelerated a payment of US $200 million to Vodafone Idea, which was due in September 2020 under the terms of the contingent liability mechanism (‘CLM’) with Vodafone Idea.

See note 8 “Commitments, contingent liabilities and legal proceedings” for further details.

INWIT -  Sale of shares

On 27 April 2020, the Group completed the sale of equity shares in Infrastrutture Wireless Italiane S.p.A. (‘INWIT’), equivalent to 4.3% of INWIT’s share capital, for €400 million.  The Group continues to hold 33.2% of INWIT’s equity shares and INWIT continues to be a joint venture of the Group.

Alternative performance measures

In the discussion of the Group’s reported operating results, alternative performance measures are presented to provide readers with additional financial information that is regularly reviewed by management. However, this additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself an expressly permitted GAAP measure. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure.

Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls. We believe that it is both useful and necessary to report this measure for the following reasons:

•             It is used for internal performance reporting;

•             It is used in setting director and management remuneration; and

•             It is useful in connection with discussion with the investment community.

Adjusted EBITDA

We use adjusted EBITDA, in conjunction with other GAAP and non-GAAP financial measures such as adjusted EBIT, adjusted operating profit, operating profit and net profit, to assess our operating performance. We believe that adjusted EBITDA is an operating performance measure, not a liquidity measure, as it includes non-cash changes in working capital and is reviewed by the Chief Executive to assess internal performance in conjunction with adjusted EBITDA margin, which is an alternative sales margin figure. We believe it is both useful and necessary to report adjusted EBITDA as a performance measure as it enhances the comparability of profit across segments.

Because adjusted EBITDA does not take into account certain items that affect operations and performance, adjusted EBITDA has inherent limitations as a performance measure. To compensate for these limitations, we analyse adjusted EBITDA in conjunction with other GAAP and non-GAAP operating performance measures. Adjusted EBITDA should not be considered in isolation or as a substitute for a GAAP measure of operating performance.

Revised definition of adjusted EBITDA

For the year ended 31 March 2020, a revised definition for adjusted EBITDA has been applied, as follows: operating profit after depreciation on lease-related right of use assets and interest on leases but excluding depreciation, amortisation and gains/losses on disposal for owned fixed assets and excluding share of results in associates and joint ventures, impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

For the year ended 31 March 2019, adjusted EBITDA is operating profit excluding share of results in associates and joint ventures, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to the reflective of the underlying performance of the Group.

Group adjusted EBIT, adjusted operating profit, adjusted net financing costs and adjusted earnings per share

Group adjusted EBIT and adjusted operating profit exclude impairment losses, restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets, other operating income and expense and other significant one-off items. Adjusted EBIT also excludes the share of results in associates and joint ventures. Adjusted net financing costs exclude mark to market and foreign exchange gains/losses and interest on lease liabilities. Adjusted earnings per share reflects the exclusions of adjusted EBIT and adjusted net financing costs, together with related tax effects.

We believe that it is both useful and necessary to report these measures for the following reasons:

•             These measures are used for internal performance reporting;

•             These measures are used in setting director and management remuneration; and

•             They are useful in connection with discussion with the investment community and debt rating agencies.

Cash flow measures

In presenting and discussing our reported results, free cash flow (pre-spectrum), free cash flow and operating free cash flow are calculated and presented even though these measures are not recognised within IFRS. We believe that it is both useful and necessary to communicate these measures to investors and other interested parties, for the following reasons:

•             Free cash flow (pre-spectrum) and free cash flow allows us and external parties to evaluate our liquidity and the cash generated by our operations. Free cash flow (pre-spectrum) and capital additions do not include payments for licences and spectrum included within intangible assets, items determined independently of the ongoing business, such as the level of dividends, and items which are deemed discretionary, such as cash flows relating to acquisitions and disposals or financing activities. In addition, it does not necessarily reflect the amounts which we have an obligation to incur. However, it does reflect the cash available for such discretionary activities, to strengthen the consolidated statement of financial position or to provide returns to shareholders in the form of dividends or share purchases;

•             Free cash flow facilitates comparability of results with other companies, although our measure of free cash flow may not be directly comparable to similarly titled measures used by other companies;

•             These measures are used by management for planning, reporting and incentive purposes; and

•             These measures are useful in connection with discussion with the investment community and debt rating agencies.

Other

Certain of the statements within the Strategic review contains forward-looking alternative performance measures for which at this time there is no comparable GAAP measure and which at this time cannot be quantitatively reconciled to comparable GAAP financial information. Certain of the statements within the section titled “Outlook” on page 12 contain forward-looking non-GAAP financial information which at this time cannot be quantitatively reconciled to comparable GAAP financial information.

Organic growth

All amounts in this document marked with an “*” represent organic growth, which presents performance on a comparable basis in terms of merger and acquisition activity (notably by excluding the disposal of Vodafone New Zealand and the acquired Liberty Global assets), movements in foreign exchange rates and the impact from the implementation of IFRS 16 ‘Leases’.

Whilst this measure is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

•             It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

•             It is used for internal performance analysis; and

•             It facilitates comparability of underlying growth with other companies (although the term “organic” is not a defined term under IFRS and may not, therefore, be comparable with similarly titled measures reported by other companies).

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this news release. If comparatives were provided, significant sections of the commentary from the news release for prior periods would also need to be included, reducing the usefulness and transparency of this document.

Reconciliations of organic growth to reported growth are shown where used or in the tables overleaf.

Reconciliation between alternative performance measures and closest equivalent GAAP measure

The location of the reconciliation between the alternative performance measures in this document and the nearest closest equivalent GAAP measure is shown below.

Alternative performance measure	Closest equivalent GAAP measure	Reconciled on page
Group service revenue	Revenue	13
Organic Group service revenue growth	Revenue	58
Adjusted EBITDA	Operating profit	13
Organic adjusted EBITDA growth	Operating profit	57
Adjusted EBIT	Operating profit	13
Adjusted operating profit	Operating profit	13
Adjusted net financing costs	Net financing costs	23
Adjusted income tax expense	Income tax expense	23
Adjusted profit before tax	Profit before tax	23
Adjusted profit attributable to owners of the parent	Profit attributable to owners of the parent	24
Adjusted earnings per share	Basic earnings per share	24
Adjusted effective tax rate	Profit before tax	23
Operating free cash flow	Cash inflow from operating activities	26
Free cash flow (pre-spectrum)	Cash inflow from operating activities	26
Free cash flow	Cash inflow from operating activities	26
Net debt	Borrowings	27
Return on Capital Employed (‘ROCE’)	—	28

	2020	2019 [1]	Reported growth	Other activity (incl. M&A)	Foreign exchange	Organic growth*
	€m	€m	%	pps	pps	%
Year ended 31 March
Revenue
Germany	12,076	10,390	16.2	(15.7)	—	0.5
Italy	5,529	5,857	(5.6)	0.1	—	(5.5)
UK	6,484	6,272	3.4	—	(0.9)	2.5
Spain	4,296	4,669	(8.0)	—	—	(8.0)
Other Europe	5,541	5,072	9.2	(6.9)	0.4	2.7
Eliminations	(133)	(116)
Europe	33,793	32,144	5.1	(6.1)	(0.1)	(1.1)
Vodacom	5,531	5,443	1.6	—	1.8	3.4
Other Markets	4,386	4,864	(9.8)	17.9	1.3	9.4
Turkey	2,325	2,349	(1.0)	(0.4)	8.9	7.5
Egypt	1,452	1,114	30.3	—	(15.4)	14.9
Eliminations	—	—
Rest of the World	9,917	10,307	(3.8)	8.0	1.6	5.8
Other	1,567	1,517	3.3	0.3	0.1	3.7
Eliminations	(303)	(302)
Group	44,974	43,666	3.0	(2.8)	0.3	0.5
Adjusted EBITDA
Germany	5,077	4,079	24.5	(22.0)	—	2.5
Italy	2,068	2,202	(6.1)	(0.5)	—	(6.6)
UK	1,500	1,364	10.0	1.3	(0.8)	10.5
Spain	1,009	1,038	(2.8)	1.1	—	(1.7)
Other Europe	1,738	1,606	8.2	(3.6)	0.1	4.7
Europe	11,392	10,289	10.7	(9.0)	(0.1)	1.6
Vodacom	2,088	2,157	(3.2)	2.3	2.0	1.1
Other Markets	1,400	1,404	(0.3)	19.5	(1.7)	17.5
Turkey	616	550	12.0	6.3	8.7	27.0
Egypt	666	516	29.1	0.3	(15.2)	14.2
Rest of the World	3,488	3,561	(2.0)	8.3	0.5	6.8
Other	1	68
Group	14,881	13,918	6.9	(4.4)	0.1	2.6
Percentage point change in adjusted EBITDA margin
Germany	42.0%	39.3%	2.7	(1.9)	—	0.8
Italy	37.4%	37.6%	(0.2)	(0.2)	—	(0.4)
UK	23.1%	21.7%	1.4	0.2	—	1.6
Spain	23.5%	22.2%	1.3	0.2	—	1.5
Other Europe	31.4%	31.7%	(0.3)	1.0	(0.1)	0.6
Europe	33.7%	32.0%	1.7	(0.9)	—	0.8
Vodacom	37.8%	39.6%	(1.8)	0.9	0.1	(0.8)
Other Markets	31.9%	28.9%	3.0	0.2	(0.9)	2.3
Turkey	26.5%	23.4%	3.1	1.3	(0.3)	4.1
Egypt	45.9%	46.3%	(0.4)	0.1	—	(0.3)
Rest of the World	35.2%	34.5%	0.7	—	(0.4)	0.3
Group	33.1%	31.9%	1.2	(0.4)	(0.1)	0.7
Adjusted EBIT
Europe	2,589	2,050	26.3	(21.1)	0.4	5.6
Rest of the World	2,223	2,151	3.3	3.2	0.3	6.8
Other	(16)	52
Group	4,796	4,253	12.8	(7.7)	0.2	5.3
Adjusted operating profit
Europe	2,707	2,200	23.0	(19.8)	0.4	3.6
Rest of the World	1,866	1,653	12.9	(3.7)	1.1	10.3
Other	(18)	52
Group	4,555	3,905	16.6	(10.9)	0.6	6.3

Note:

1.             The comparative results were previously disclosed on an IAS 18 basis in the preliminary announcement for the year ended 31 March 2019. These comparative results have been re-presented in the table above on an IFRS 15 basis.

	2020	2019 [1]	Reported growth	Other activity (incl. M&A)	Foreign exchange	Organic growth*
	€m	€m	%	pps	pps	%
Year ended 31 March - Service revenue
Germany	10,696	9,145	17.0	(17.0)	—	—
Mobile service revenue	5,084	5,150	(1.3)	(0.5)	—	(1.8)
Fixed service revenue	5,612	3,995	40.5	(38.1)	—	2.4
Italy	4,833	5,030	(3.9)	—	—	(3.9)
Mobile service revenue	3,625	3,914	(7.4)	—	—	(7.4)
Fixed service revenue	1,208	1,116	8.2	—	—	8.2
UK	5,020	4,952	1.4	—	(0.9)	0.5
Mobile service revenue	3,618	3,585	0.9	—	(0.9)	—
Fixed service revenue	1,402	1,367	2.6	—	(0.9)	1.7
Spain	3,904	4,203	(7.1)	0.4	—	(6.7)
Other Europe	4,890	4,460	9.6	(6.9)	0.3	3.0
Of which: Ireland	838	846	(0.9)	—	—	(0.9)
Of which: Portugal	985	933	5.6	(0.1)	—	5.5
Of which: Greece	884	860	2.8	0.2	—	3.0
Eliminations	(130)	(110)
Europe	29,213	27,680	5.5	(6.6)	(0.1)	(1.2)
Vodacom	4,470	4,391	1.8	—	1.5	3.3
Of which: South Africa	3,212	3,241	(0.9)	—	3.1	2.2
Of which: International operations	1,263	1,146	10.2	—	(2.7)	7.5
Other Markets	3,796	4,011	(5.4)	19.9	0.4	14.9
Of which: Turkey	1,874	1,736	7.9	0.5	9.2	17.6
Of which: Egypt	1,394	1,073	29.9	—	(15.4)	14.5
Eliminations	—	—
Rest of the World	8,266	8,402	(1.6)	8.8	0.9	8.1
Other	494	477	3.6	1.1	—	4.7
Eliminations	(102)	(101)	—	—	—	—
Total service revenue	37,871	36,458	3.9	(3.2)	0.1	0.8
Other revenue	7,103	7,208	(1.5)	(0.5)	1.1	(0.9)
Revenue	44,974	43,666	3.0	(2.8)	0.3	0.5

Other growth metrics
Germany - Retail revenue	10,315	8,671	19.0	(17.9)	—	1.1
Germany - Mobile retail revenue excluding regulatory impact	4,949	4,886	1.3	(0.6)	—	0.7
Italy - Operating expenses	1,047	1,140	8.2	(0.6)	—	7.6
UK - Operating expenses	1,671	1,824	8.4	0.7	0.8	9.9
Spain - Operating expenses	1,094	1,127	2.9	0.9	—	3.8
Spain - H2 adjusted EBITDA	549	509	7.9	0.3	—	8.2
South Africa - Service revenue excluding one-off benefit in the prior year	3,212	3,223	(0.3)	—	3.1	2.8
Vodafone Business - Fixed line service revenue	3,588	3,452	3.9	(0.5)	(0.1)	3.3

Note:

1.             The comparative results were previously disclosed on an IAS 18 basis in the preliminary announcement for the year ended 31 March 2019. These comparative results have been re-presented in the table above on an IFRS 15 basis.

	2020	2019 [1]	Reported growth	Other activity (incl. M&A)	Foreign exchange	Organic growth*
	€m	€m	%	pps	pps	%
Quarter ended 31 March - Service revenue
Germany	2,852	2,267	25.8	(25.9)	—	(0.1)
Mobile service revenue	1,262	1,262	—	(1.9)	—	(1.9)
Fixed service revenue	1,590	1,005	58.2	(56.0)	—	2.2
Italy	1,189	1,234	(3.6)	(0.1)	—	(3.7)
Mobile service revenue	870	945	(7.9)	(0.1)	—	(8.0)
Fixed service revenue	319	289	10.4	—	—	10.4
UK	1,287	1,257	2.4	—	(1.2)	1.2
Mobile service revenue	909	895	1.6	—	(1.3)	0.3
Fixed service revenue	378	362	4.4	—	(0.7)	3.7
Spain	972	1,002	(3.0)	0.3	—	(2.7)
Other Europe	1,233	1,103	11.8	(9.3)	0.9	3.4
Of which: Ireland	205	218	(6.0)	2.4	—	(3.6)
Of which: Portugal	245	227	7.9	(0.4)	—	7.5
Of which: Greece	210	214	(1.9)	3.8	—	1.9
Eliminations	(26)	(23)
Europe	7,507	6,840	9.8	(10.0)	(0.2)	(0.4)
Vodacom	1,091	1,096	(0.5)	—	3.7	3.2
Of which: South Africa	789	807	(2.2)	—	5.9	3.7
Of which: International operations	305	287	6.3	—	(1.9)	4.4
Other Markets	881	1,012	(12.9)	26.3	0.8	14.2
Of which: Turkey	460	432	6.5	(1.2)	10.7	16.0
Of which: Egypt	369	279	32.3	—	(17.5)	14.8
Eliminations	—	—
Rest of the World	1,972	2,108	(6.5)	12.1	2.3	7.9
Other	137	123	11.4	—	(0.1)	11.3
Eliminations	(22)	(34)	—	—	—	—
Total service revenue	9,594	9,037	6.2	(5.0)	0.4	1.6
Other revenue	1,691	1,783	(5.2)	(0.1)	1.6	(3.7)
Revenue	11,285	10,820	4.3	(4.2)	0.7	0.8

Other growth metrics
Germany - Retail revenue	2,762	2,158	28.0	(27.1)	—	0.9
Germany - Mobile retail revenue excluding regulatory impact	1,231	1,203	2.3	(1.9)	—	0.4

Note:

1.             The comparative results were previously disclosed on an IAS 18 basis in the preliminary announcement for the year ended 31 March 2019. These comparative results have been re-presented in the table above on an IFRS 15 basis.

	2019	2018 [1]	Reported growth	Other activity (incl. M&A)	Foreign exchange	Organic growth*
	€m	€m	%	pps	pps	%
Quarter ended 31 December - Service revenue
Germany	2,883	2,301	25.3	(25.3)	—	—
Mobile service revenue	1,273	1,299	(2.0)	(0.2)	—	(2.2)
Fixed service revenue	1,610	1,002	60.7	(57.9)	—	2.8
Italy	1,220	1,284	(5.0)	—	—	(5.0)
Mobile service revenue	916	993	(7.8)	0.1	—	(7.7)
Fixed service revenue	304	291	4.5	(0.3)	—	4.2
UK	1,282	1,235	3.8	—	(3.2)	0.6
Mobile service revenue	924	890	3.8	—	(3.2)	0.6
Fixed service revenue	358	345	3.8	—	(3.3)	0.5
Spain	966	1,039	(7.0)	0.5	—	(6.5)
Other Europe	1,265	1,119	13.0	(10.0)	—	3.0
Of which: Ireland	209	209	—	0.1	—	0.1
Of which: Portugal	248	234	6.0	(0.1)	—	5.9
Of which: Greece	219	220	(0.5)	2.4	—	1.9
Eliminations	(30)	(25)
Europe	7,586	6,953	9.1	(9.9)	(0.6)	(1.4)
Vodacom	1,162	1,096	6.0	—	(0.8)	5.2
Of which: South Africa	834	795	4.9	—	(0.3)	4.6
Of which: International operations	330	301	9.6	—	(2.2)	7.4
Other Markets	891	1,009	(11.7)	28.0	(1.8)	14.5
Of which: Turkey	481	432	11.3	3.1	2.9	17.3
Of which: Egypt	356	274	29.9	—	(16.0)	13.9
Eliminations	—	—
Rest of the World	2,053	2,105	(2.5)	12.9	(1.3)	9.1
Other	117	109
Eliminations	(23)	(14)
Total service revenue	9,733	9,153	6.3	(4.8)	(0.7)	0.8
Other revenue	2,017	1,845	9.3	1.3	(0.4)	10.2
Revenue	11,750	10,998	6.8	(3.7)	(0.7)	2.4

Other growth metrics
Germany - Mobile retail revenue excluding regulatory impact	1,244	1,236	0.6	(0.2)	—	0.4
Germany - Fixed retail revenue	1,560	951	64.0	(60.9)	—	3.1
Germany - Retail revenue	2,791	2,187	27.6	(26.6)	—	1.0

Note:

1.             The comparative results were previously disclosed on an IAS 18 basis in the preliminary announcement for the year ended 31 March 2019. These comparative results have been re-presented in the table above on an IFRS 15 basis.

Additional information

Regional results for the year ended 31 March1

	Revenue		Adjusted EBITDA		Adjusted operating profit		Capital additions		Operating free cash flow
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	€m	€m	€m	€m	€m	€m	€m	€m	€m	€m
Europe
Germany	12,076	10,390	5,077	4,079	1,701	1,070	2,203	1,816	2,987	2,425
Italy	5,529	5,857	2,068	2,202	813	934	697	784	1,355	1,552
UK	6,484	6,272	1,500	1,364	(132)	(274)	753	804	930	689
Spain	4,296	4,669	1,009	1,038	(294)	(220)	761	813	324	443
Other Europe
Netherlands[2]	—	—	—	—	130	162	—	—	—	—
Portugal	1,082	1,028	394	389	106	104	182	222	224	165
Greece	958	939	304	302	124	127	110	123	228	177
Other	3,513	3,116	1,040	915	259	297	495	430	627	519
Eliminations	(12)	(11)	—	—	—	—	—	—	—	—
Other Europe	5,541	5,072	1,738	1,606	619	690	787	775	1,079	861
Eliminations	(133)	(116)	—	—	—	—	—	—	—	—
Europe	33,793	32,144	11,392	10,289	2,707	2,200	5,201	4,992	6,675	5,970

Rest of the World
Vodacom	5,531	5,443	2,088	2,157	1,569	1,636	802	810	1,341	1,379
Other Markets
Turkey	2,325	2,349	616	550	351	281	260	249	339	308
Egypt	1,452	1,114	666	516	498	346	246	192	431	329
India[2]	—	—	—	—	(570)	(689)	—	—	—	—
Other	609	1,401	118	338	18	79	81	185	42	132
Eliminations	—	—	—	—	—	—	—	—	—	—
Other Markets	4,386	4,864	1,400	1,404	297	17	587	626	812	769
Eliminations	—	—	—	—	—	—	—	—	—	—
Rest of the World	9,917	10,307	3,488	3,561	1,866	1,653	1,389	1,436	2,153	2,148

Other	1,567	1,517	1	68	(18)	52	821	799	(1,107)	(1,047)
Eliminations	(303)	(302)	—	—	—	—	—	—	—	—
Group	44,974	43,666	14,881	13,918	4,555	3,905	7,411	7,227	7,721	7,071

Notes:

1.        The comparative results were previously disclosed on an IAS 18 basis in the Preliminary Announcement for the year ended 31 March 2019. These comparative results have been re-presented in the table above on an IFRS 15 basis.

2.        Includes the Group’s share of the joint venture in this market.

Revenue - Quarter ended 31 March1

Group and Regions	Group		Europe		Rest of the World
	2020	2019	2020	2019	2020	2019
	€m	€m	€m	€m	€m	€m
Mobile customer revenue	5,575	5,661	3,960	4,013	1,604	1,646
Mobile incoming revenue	427	424	305	303	132	138
Other service revenue	479	475	302	306	105	89
Mobile service revenue	6,481	6,560	4,567	4,622	1,841	1,873
Fixed service revenue	3,113	2,477	2,940	2,218	131	235
Service revenue	9,594	9,037	7,507	6,840	1,972	2,108
Other revenue	1,691	1,783	1,091	1,063	381	474
Revenue	11,285	10,820	8,598	7,903	2,353	2,582

	Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	4.3	0.8	8.8	(0.7)	(8.9)	5.3
Service revenue	6.2	1.6	9.8	(0.4)	(6.5)	7.9

Operating Companies	Germany		Italy		UK
	2020	2019	2020	2019	2020	2019
	€m	€m	€m	€m	€m	€m
Mobile customer revenue	1,103	1,099	740	812	776	762
Mobile incoming revenue	55	48	70	74	66	66
Other service revenue	104	115	60	59	67	67
Mobile service revenue	1,262	1,262	870	945	909	895
Fixed service revenue	1,590	1,005	319	289	378	362
Service revenue	2,852	2,267	1,189	1,234	1,287	1,257
Other revenue	335	287	202	212	321	340
Revenue	3,187	2,554	1,391	1,446	1,608	1,597

	Growth
	Reported	Organic*	Reported	Organic*	Reported	Organic*
	%	%	%	%	%	%
Revenue	24.8	0.6	(3.8)	(3.7)	0.7	(0.5)
Service revenue	25.8	(0.1)	(3.6)	(3.7)	2.4	1.2

	Spain		Vodacom
	2020	2019	2020	2019
	€m	€m	€m	€m
Mobile customer revenue	574	584	914	931
Mobile incoming revenue	33	30	36	41
Other service revenue	40	33	75	55
Mobile service revenue	647	647	1,025	1,027
Fixed service revenue	325	355	66	69
Service revenue	972	1,002	1,091	1,096
Other revenue	85	99	254	270
Revenue	1,057	1,101	1,345	1,366

	Growth
	Reported	Organic*	Reported	Organic*
	%	%	%	%
Revenue	(4.0)	(4.0)	(1.5)	2.7
Service revenue	(3.0)	(2.7)	(0.5)	3.2

Notes:

1.        The comparative results were previously disclosed on an IAS 18 basis in the Preliminary Announcement for the year ended 31 March 2019. These comparative results have been re-presented in the table above on an IFRS 15 basis.

Reconciliation of adjusted earnings

	Reported	Discontinued operations	Adjustments[1]	Adjusted
Year ended 31 March 2020	€m	€m	€m	€m
Operating profit	4,099	—	(182)	3,917
Amortisation of acquired customer base and brand intangible assets	—	—	638	638
Non-operating income and expense	(3)	—	3	—
Net financing costs	(3,301)	—	1,663	(1,638)
Profit before taxation	795	—	2,122	2,917
Income tax credit/(expense)	(1,250)	—	451	(799)
(Loss)/profit for the financial year from continuing operations	(455)	—	2,573	2,118
Loss for the financial year from discontinued operations	—	—	—	—
(Loss)/profit for the financial year	(455)	—	2,573	2,118

Attributable to:
— Owners of the parent	(920)	—	2,567	1,647
— Non-controlling interests	465	—	6	471

Basic (loss)/earnings per share	(3.13c )			5.60c

Note:

1.             Adjustments to operating profit of €182 million, further details of which are included on page 24, comprise credits of €1,685 million for impairment charges and €720 million of restructuring costs, offset by charges of €330 million lease interest and €2,257 million of adjusted other income and expense.

	Reported		Discontinued operations	Adjustments[1]	Adjusted
Year ended 31 March 2019	€m		€m	€m	€m
Operating (loss)/profit	(951)		—	4,273	3,322
Amortisation of acquired customer base and brand intangible assets	—		—	583	583
Non-operating income and expense	(7)		—	7	—
Net financing costs	(1,655)		—	286	(1,369)
(Loss)/profit before taxation	(2,613)		—	5,149	2,536
Income tax (expense)/credit	(1,496)		—	792	(704)
(Loss)/profit for the financial year from continuing operations	(4,109)		—	5,941	1,832
Loss for the financial year from discontinued operations	(3,535)		3,535	—	—
(Loss)/profit for the financial year	(7,644)		3,535	5,941	1,832

Attributable to:
— Owners of the parent	(8,020)		3,535	5,936	1,451
— Non-controlling interests	376		—	5	381

Basic (loss)/earnings per share	(29.05	)c			5.26c

Note:

1.             Adjustments to operating loss of €4,273 million, further details of which are included on page 24, comprise €3,525 million of impairment charges, €486 million of restructuring costs and €262 million of other income and expense.

Definitions

Term	Definition
Adjusted earnings per share	Adjusted earnings per share reflects the exclusions of adjusted EBIT and adjusted financing costs, together with related tax effects.
Adjusted EBIT

Operating profit excluding share of results in associates and joint ventures, impairment losses, amortisation of customer bases and brand intangible assets restructuring costs arising from discrete restructuring plans, lease-related interest and other income and expense. The Group’s definition of adjusted EBIT may not be comparable with similarly titled measures and disclosures by other companies.

Adjusted EBITDA

For the year ended 31 March 2020, adjusted EBITDA is operating profit after depreciation on lease-related right of use assets and interest on leases but excluding depreciation, amortisation and gains/losses on disposal for owned fixed assets and excluding share of results in associates and joint ventures, impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

For the year ended 31 March 2019, adjusted EBITDA is operating profit excluding share of results in associates and joint ventures, depreciation and amortisation, gains/losses on the disposal of fixed assets, impairment losses, restructuring costs arising from discrete restructuring plans, other operating income and expense and significant items that are not considered by management to be the reflective of the underlying performance of the Group.

Adjusted effective tax rate	Adjusted income tax expense (see definition below) divided by the adjusted profit before tax (see definition below).
Adjusted income tax expense

Adjusted income tax expense excludes the tax effects of items excluded from adjusted earnings per share, including: impairment losses, amortisation of customer bases and brand intangible assets, restructuring costs arising from discrete restructuring plans, lease-related interest, other income and expense and mark to market and foreign exchange movements. It also excludes deferred tax movements relating to losses in Luxembourg as well as other significant one-off items. The Group’s definition of adjusted income tax expense may not be comparable with similarly titled measures and disclosures by other companies.

Adjusted net financing costs	Adjusted net financing costs exclude mark to market and foreign exchange gains/losses and interest on lease liabilities.
Adjusted non-controlling interests	Adjusted non-controlling interests exclude the impact of items adjusted in calculating Adjusted operating profit, Adjusted net financing costs and Adjusted income tax expense.
Adjusted operating profit

Group adjusted operating profit excludes impairment losses, restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets and other income and expense

ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Capital additions	Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments.
CEE	Central and eastern Europe.
Churn	Total gross customer disconnections in the period divided by the average total customers in the period.
Converged customer	A customer who receives fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
Customer costs	Includes acquisition costs, retention costs and other direct costs of providing services.
Depreciation and other amortisation

The accounting charge that allocates the cost of a tangible or intangible asset to the income statement over its useful life. This measure includes the profit or loss on disposal of property, plant and equipment and computer software.

Direct costs	Direct costs include interconnect costs and other direct costs of providing services.
Emerging consumer customers	Consumers in our Emerging Markets.
Emerging markets	Emerging Markets include Turkey, South Africa, Tanzania, the DRC, Mozambique, Lesotho and Egypt.
Enterprise	The Group’s customer segment for businesses.
Europe Region	The Group’s region, Europe, which comprises the European operating segments.
Fixed service revenue	Service revenue relating to provision of fixed line (‘fixed’) and carrier services.
Free cash flow (‘FCF’)

Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments, dividends paid to non-controlling shareholders in subsidiaries, restructuring costs arising from discrete restructuring plans and licence and spectrum payments.

Free cash flow (pre-spectrum)

Operating free cash flow after cash flows in relation to taxation, interest, dividends received from associates and investments, dividends paid to non-controlling shareholders in subsidiaries, but before restructuring costs arising from discrete restructuring plans and licence and spectrum payments.

IAS 18	International Accounting Standard 18 “Revenue”. The previous revenue accounting standard that applied to the Group’s statutory results before IFRS 15.
IFRS 15	International Financial Reporting Standard 15 “Revenue from contracts with customers”. The accounting policy adopted by the Group on 1 April 2018.
IFRS 16	International Financial Reporting Standard 16 “Leases”. The accounting policy adopted by the Group on 1 April 2019.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Internet of Things (‘IoT’)

The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.

Mobile customer revenue

Represents revenue from mobile customers from bundles that include a specified number of minutes, messages or megabytes of data that can be used for no additional charge (‘in-bundle’) and revenues from minutes, messages or megabytes of data which are in excess of the amount included in customer bundles (‘out-of-bundle’). Mobile in-bundle and out-of-bundle revenues are combined to simplify presentation.

Mobile service revenue	Service revenue relating to the provision of mobile services.
Net debt

Long-term borrowings, short-term borrowings, short-term investments, mark-to-market adjustments and cash collateral on derivative financial instruments less cash and cash equivalents and excluding lease liabilities and borrowings specifically secured against Indian assets.

Next generation networks (‘NGN’)	Fibre or cable networks typically providing high-speed broadband over 30Mbps.
Operating expenses	Comprise primarily sales and distribution costs, network and IT related expenditure and business support costs.
Operating free cash flow

Cash generated from operations after cash payments for capital additions (excludes capital licence and spectrum payments) and cash receipts from the disposal of intangible fixed assets and property, plant and equipment, but before restructuring costs arising from discrete restructuring plans.

Organic growth

An alternative performance measure which presents performance on a comparable basis, in terms of merger and acquisition activity (notably by excluding Vodafone New Zealand and the acquired European Liberty Global assets), movements in foreign exchange rates and the impact of the implementation of IFRS 16 ‘Leases’.

Other Europe	Other Europe markets include Portugal, Ireland, Greece, Romania, Czech Republic, Hungary, Albania and Malta.

Other Markets	Other Markets include Turkey, Egypt and Ghana.
Other revenue	Other revenue includes connection fees, equipment revenue, interest income and lease revenue.
Regulation

Impact of industry law and regulations covering telecommunication services. The impact of regulation on service revenue in European markets comprises the effect of changes in European mobile termination rates and changes in out-of-bundle roaming revenues less the increase in visitor revenues.

Reported growth	Based on amounts reported in euros as determined under IFRS.
Rest of the World (‘RoW’) Region	The Group’s region, Rest of the World, which comprises Vodacom, Turkey and Other Markets operating segments.
Restructuring costs	Costs incurred by the Group following the implementation of discrete restructuring plans to improve overall efficiency.
Return on Capital Employed (‘ROCE’)	See page 28 for a summary of the basis of calculation.
RGUs	Revenue Generating Units describes the average number of fixed line services taken by subscribers.
Roaming	Allows customers to make calls, send and receive texts and data on other operators’ mobile networks, usually while travelling abroad.
Service revenue

Service revenue comprises all revenue related to the provision of ongoing services including, but not limited to, monthly access charges, airtime usage, roaming, incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.

SME	Small and medium sized enterprises.
SoHo	Small-office-Home-office customers.
Vodafone Business	Vodafone Business is part of the Group and partners with businesses of every size to provide a range of business-related services.

Copies of this document are available from the Company’s registered office at Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN. The preliminary results will be available on the Vodafone Group Plc website, vodafone.com/investor, from 12 May 2020.

This announcement contains inside information for the purposes of Article 7 of EU regulation 596/2014. The person responsible for arranging the release of this announcement on behalf of Vodafone is Rosemary Martin, Group General Counsel and Company Secretary (Tel: +44 (0)1635 33251).

Notes:

1.       References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Portrait, the Vodafone Speech mark, Vodafone Broken Speech mark Outline, Vodacom, Vodafone One, The future is exciting. Ready? and M-Pesa, are trade marks owned by Vodafone. Other product and company names mentioned herein may be the trade marks of their respective owners.

2.       All growth rates reflect a comparison to the year ended 31 March 2019 unless otherwise stated.

3.       References to “Q3” and “Q4” are to the three months ended 31 December 2019 and 31 March 2020, respectively, unless otherwise stated. References to the “second half of the year”, or “H2” are to the six months ended 31 March 2020 unless otherwise stated. References to the “year” or “2020 financial year” are to the financial year ended 31 March 2020 and references to the “last year” or “last financial year” are to the financial year ended 31 March 2019 unless otherwise stated.

4.       Vodacom refers to the Group’s interest in Vodacom Group Limited (‘Vodacom’) in South Africa as well as its subsidiaries, including its operations in the DRC, Lesotho, Mozambique and Tanzania.

5.       Quarterly historical information, including information for service revenue, mobile customers, mobile churn, mobile data usage, mobile ARPU and certain fixed line and convergence metrics, is provided in a spreadsheet available at vodafone.com/investor.

6.       This trading update contains references to our website. Information on our website is not incorporated into this update and should not be considered part of this update. We have included any website as an inactive textual reference only.

Forward-looking statements

This report contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives.

In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group’s financial condition or results of operations and the guidance for organic adjusted EBITDA, free cash flow pre-spectrum, operating expenses and financial leverage for the financial year ending 31 March 2021; prospects for the 2021 financial year; operating expenses for the financial year ending 31 March 2021; expectations for the Group’s future performance generally, including growth and capital expenditure; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, spectrum auctions and awards, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently including 5G networks, sharing infrastructure and its benefits, sharing mobile networks in Europe and the expansion of NGN broadband within Vodafone’s European footprint; expectations regarding free cash flow, foreign exchange rate movements and tax rates; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses, including in respect of the Group’s sale of its 55% shareholding in Vodafone Egypt and the sale of Vodafone Malta, and the LTM adjusted EBITDA and Adjusted OpFCF multiples therefrom, the operationalisation of European TowerCo and the INWIT merger, and the integration of the acquired Liberty Global assets; the outcome and impact of regulatory and legal proceedings involving Vodafone and of scheduled or potential legislative and regulatory changes, including approvals, reviews and consultations.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will”, “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” ,”prepares” or “targets” (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following: external cyber-attacks, insider threats or supplier breaches; general economic and political conditions including as a consequence of the COVID-19 pandemic, of the jurisdictions in which the Group operates, including as a result of Brexit, and changes to the associated legal, regulatory and tax environments; increased competition; increased disintermediation; levels of investment in network capacity and the Group’s ability to deploy new technologies, products and services; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group’s ability to generate and grow revenue; a lower than expected impact of new or existing products, services or technologies on the Group’s future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group’s ability to expand its spectrum position, win 3G, 4G and 5G allocations and realise expected synergies and benefits associated with 3G, 4G and 5G; the Group’s ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group my charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group’s telecommunications, networks, IT systems or data protection systems; the Group’s ability to realise expected benefits from acquisitions, partnerships, joint ventures, franchises, brand licences, platform sharing or other arrangements with third parties; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group’s ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group’s assets, or restructuring charges incurred as a result of an acquisition or disposition; a developments in the Group’s financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group’s ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry and changes in statutory tax rates and profit mix.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Forward-looking statements” and “Principal risk factors and uncertainties” in the Group’s annual report for the financial year ended 31 March 2019. The annual report can be found on the Group’s website (vodafone.com/investor). All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Any forward-looking statements are made of the date of this presentation. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Copyright © Vodafone Group 2020

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 12, 2020	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary